Exhibit 2.1

Execution Copy

SHARE PURCHASE AGREEMENT

by and among:

TESSERA TECHNOLOGIES HUNGARY HOLDING LIMITED LIABILITY COMPANY,

EYESQUAD GMBH,

EACH OF THE SHAREHOLDERS OF EYESQUAD GMBH

and

SHARON A. AMIR, AS AGENT FOR EACH OF THE SHAREHOLDERS OF EYESQUAD GMBH

Dated as of January 30, 2007

i

ii

iii

SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of January 30, 2007 (the “Agreement Date”), by and among Tessera Technologies Hungary Holding Limited Liability Company, a Hungarian company (“Purchaser”), Eyesquad GmbH, a private limited liability company organized under the Laws of the Federal Republic of Germany and registered with the commercial register at the local court of Munich under HR B 156460 (the “Company”), each of the persons identified on Exhibit A hereto (collectively, “Sellers”) and Sharon A. Amir, as agent for each Seller and each holder of Company Options (the “Shareholders’ Agent”).

WHEREAS, Sellers own six shares of the Company, in the nominal amounts of EUR 13,050; 5,550; 5,550; 850; 21,150; and 12,700 (each such EUR 1 nominal amount of a share shall be referred to herein as a “Share” and, collectively, the “Shares”), which constitute 100% of the registered share capital of the Company (the “Company Capital Stock”).

WHEREAS, each Seller wishes to sell the Shares held by such Seller to Purchaser on the terms set forth in this Agreement (the “Share Purchase”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.

Description of Transaction; Sale of the Shares

Section 1.1 Additional Parties. At any time following the execution of this Agreement by Purchaser and Sellers, Purchaser may amend this Agreement, including Exhibit A, without the consent of the Company, the Shareholders’ Agent or Sellers, to include as parties any holders of capital stock of the Company not included on Exhibit A on the date of this Agreement. Such additional Persons shall be deemed to be “Sellers” for all purposes of this Agreement, including Exhibit A, and any shares of capital stock of the Company owned by such Persons shall be deemed to be “Shares.”

Section 1.2 Sale and Purchase of Shares. At the Closing, Sellers shall sell the Shares to Purchaser, Purchaser shall accept the Shares from Sellers, and the Shares shall be assigned and transferred to Purchaser from Sellers pursuant to the Share Transfer Agreement in substantially the form attached as Exhibit B (the “Share Transfer Agreement”).

Section 1.3 Closing. The closing of the sale of the Shares to Purchaser (the “Closing”) shall take place at the offices of Latham & Watkins LLP, located at 140 Scott Drive, Menlo Park, California, at 10:00 a.m. (California time) on a date to be designated by Purchaser and the Shareholders’ Agent, which shall be no later than the third business day after the satisfaction or waiver of the conditions set forth in Article 6. For purposes of this Agreement, “Closing Date” shall mean the time and date as of which the Closing actually takes place.

Section 1.4 Consideration.

Section 1.4.1 At the Closing,

Section 1.4.1.1 Purchaser shall cause to be paid (A) to Adara, the Adara Preference Amount; (B) to BayTech, the BayTech Preference Amount; (C) to each Seller (i) the Per Share Consideration for each Share then held by such Seller, less (ii) an amount equal to such Seller’s (in its capacity as a shareholder of the Company) Pro Rata Share of the Indemnification Escrow Amount; and (D) to each holder of Company Options (i) the Option Payment, less (ii) an amount equal to such holder’s (in its capacity as a holder of Company Options) Pro Rata Share of the Indemnification Escrow Amount; and

Section 1.4.1.2 Purchaser shall deliver to the escrow agent appointed pursuant to the Escrow Agreement (the “Escrow Agent”) the Indemnification Escrow Amount;

provided, however, that the consideration payable to the Person identified on Exhibit C shall be reduced as set forth on such exhibit (the “Employee Holdback Amount”), which amount shall be retained by Purchaser pursuant to the terms of the Employee Escrow Agreement.

Section 1.4.2 Certain Definitions. For purposes of this Agreement:

Section 1.4.2.1 “Adara Preference Amount” shall be an amount in U.S. Dollars equal to One Million Five Hundred Thousand Euros (Euro 1,500,000), in accordance with the exchange rate of the Euro at 12:00 p.m. on the third Business Day prior to the Closing.

Section 1.4.2.2 “Aggregate Purchase Price” shall be an amount equal to the sum of (i) Twenty Million One Hundred Sixty Thousand Dollars (US$20,160,000) and (ii) the Aggregate Exercise Price.

Section 1.4.2.3 “BayTech Preference Amount” shall be an amount in U.S. Dollars equal to Two Million Five Hundred Thousand Euros (Euro 2,500,000), in accordance with the exchange rate of the Euro at 12:00 p.m. on the third Business Day prior to the Closing.

Section 1.4.2.4 “Fully Diluted Number” means the sum of (A) the total number of Shares issued and outstanding immediately prior to the Closing, and (B) the total number of Shares issuable upon exercise of the Company Options outstanding immediately prior to the Closing.

Section 1.4.2.5 “Indemnification Escrow Amount” shall be an amount equal to Two Million Sixteen Thousand Dollars (US$2,016,000).

Section 1.4.2.6 “Per Share Consideration” shall be an amount in cash, without interest, equal to the quotient obtained by dividing (A) the Aggregate Purchase Price minus the Preference Amount, by (B) the Fully Diluted Number.

Section 1.4.2.7 “Preference Amount” shall be an amount equal to the sum of the BayTech Preference Amount and the Adara Preference Amount.

Section 1.4.2.8 “Pro Rata Share” shall mean, (i) for each shareholder of the Company the quotient obtained by dividing (A) the product of (1) the number of Shares owned by such shareholder immediately prior to the Closing multiplied by (2) the Per Share Consideration (as set forth in the Company Closing Certificate), by (B) $20,160,000, and (ii) for each holder of a Company Option the quotient obtained by dividing (A) the Option Payment (as set forth in the Company Closing Certificate) in respect of such Company Option by (B) $20,160,000; provided, however, that “Pro Rata Share” for each of BayTech and Adara, shall be calculated by dividing (A) the sum of (1) (a) the product of the number of Shares owned by such shareholder immediately prior to the Closing multiplied by (b) the Per Share Consideration, plus (2) the Adara Preference Amount or the BayTech Preference Amount, as applicable, by (B) $20,160,000.

Section 1.4.3 Change in Shares. If between the date of this Agreement and the Closing the outstanding shares of Company Capital Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or exercise of options or warrants, the Per Share Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 1.4.4 Withholding. Purchaser shall be entitled to deduct and withhold from the consideration or any other payments otherwise payable to any person pursuant to this Agreement to any holder of Shares such amounts as Purchaser reasonably determines may be required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment; provided, however, that in the event any holder of record of Shares provides Purchaser with a valid approval or ruling issued by the applicable Governmental Entity regarding the withholding (or exemption from withholding) of Tax from the consideration (or any other payments otherwise payable pursuant to this Agreement) in a form reasonably satisfactory to Purchaser, then the deduction and withholding of any amounts under such Tax Law shall be made only in accordance with the provisions of such approval and provided, further, that Purchaser shall not withhold Israeli Tax from any consideration payable to Adara, BayTech and any other holder of Shares who is not a resident of the State of Israel for Israeli Tax purposes and who provides a signed declaration to that effect in the form provided by Purchaser. To the extent that amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of whom such deduction and withholding was made by Purchaser.

Section 1.4.5 Consideration Certificate. Not later than two Business Days prior to the Closing Date, the Company shall deliver to Purchaser a draft of the Consideration Certificate, which sets forth, for each holder of Company Capital Stock and each holder of Company Options, such person’s allocation of the Aggregate Purchase Price and such person’s allocation of the Indemnification Escrow Fund pursuant to this Article 1 based on assumptions set forth therein. At the Closing, the Shareholders’ Agent shall deliver to Purchaser the Consideration Certificate setting forth the final calculation of such amounts if such amounts differ from those included in the draft Consideration Certificate.

Section 1.5 Stock Transfer Books. At the Closing, the stock transfer books, if any, of each of the Acquired Companies shall be closed and thereafter, there shall be no further registration of transfers of shares of (A) Company Capital Stock theretofore outstanding on the records of the Company or (B) capital stock of Eyesquad Israel theretofore outstanding on the records of such company.

Section 1.6 Stock Options.

Section 1.6.1 As promptly as practicable following the Agreement Date, the shareholders of the Company shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each unexpired and unexercised option or similar right to purchase Company Capital Stock (the “Company Options”), under the Company’s 2006 Share Option Plan (the “Company Stock Option Plans”) shall become fully exercisable prior to the Closing and be cancelled effective as of immediately after the Closing, and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive from Purchaser out of the Aggregate Purchase Price, in consideration of the cancellation of such Company Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding or other taxes that Purchaser reasonably determines may be required by applicable Law to be withheld, provided that Purchaser shall not withhold Israeli Tax from any consideration payable to Hans Wagner if he provides to Purchaser a signed declaration to the effect that he is not a resident of the State of Israel for Israeli Tax purposes in the form provided by Purchaser) equal to the product of (A) the total number of Shares previously subject to such Company Option and (B) the excess, if any, of the Per Share Consideration over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder being referred to as the “Option Payment”).

Section 1.7 Purchase Price Adjustment.

Section 1.7.1 Closing Balance Sheet; Adjustment to Aggregate Purchase Price.

Section 1.7.1.1 Estimated Purchase Price Adjustment. The Company shall deliver to Purchaser, not later than two Business Days prior to the Closing, unaudited consolidated balance sheets of the Acquired Companies as of the close of business on the last day of the most recent calendar month preceding the day of the Closing (the “Estimated Closing Balance Sheet”). The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP applied consistently with the unaudited consolidated balance sheets of the Acquired Companies dated as of September 30, 2006 and delivered previously to Purchaser (the “Reference Balance Sheet”). If the total assets less the total liabilities (the “Net Assets”) of the Company as set forth on the Estimated Closing Balance Sheet exceeds the difference between the Net Assets as reflected on the Reference Balance Sheet and the Transaction Expenses Credit, the Aggregate

Purchase Price shall be increased by the amount of such excess. If the Net Assets of the Company as set forth on the Estimated Closing Balance Sheet is less than the difference between the Net Assets as reflected on the Reference Balance Sheet and the Transaction Expenses Credit, the Aggregate Purchase Price shall be decreased by the amount of such deficiency.

Section 1.7.1.2 Preparation and Delivery of Closing Balance Sheet. As soon as reasonably practicable, but no later than 14 days, following the Closing Date, Purchaser shall cause to be prepared and delivered to the Shareholders’ Agent a balance sheet of the Company (the “Closing Balance Sheet”) as of the close of business on the Closing Date. The Closing Balance Sheet shall be prepared in accordance with GAAP applied consistently with the Reference Balance Sheet and the Estimated Closing Balance Sheet.

Section 1.7.1.3 Review; Disputes.

Section 1.7.1.3.1 If the Shareholders’ Agent disputes the calculation of the Closing Net Assets, then the Shareholders’ Agent shall deliver a written notice (a “Dispute Notice”) to Purchaser during the 20-day period commencing upon delivery by Purchaser to the Shareholders’ Agent of the Closing Balance Sheet (the “Review Period”). The Dispute Notice shall set forth the principal basis for the dispute for each disputed item of such calculation.

Section 1.7.1.3.2 If the Shareholders’ Agent does not deliver a Dispute Notice to Purchaser prior to the expiration of the Review Period, the Closing Balance Sheet shall be deemed final and binding on Purchaser, the Company, the Shareholders’ Agent and each Seller for all purposes of this Agreement.

Section 1.7.1.3.3 If the Shareholders’ Agent delivers a Dispute Notice to Purchaser prior to the expiration of the Review Period, then the Shareholders’ Agent and Purchaser shall use commercially reasonable efforts to reach agreement on the amount of the Closing Net Assets. If the Shareholders’ Agent and Purchaser are unable to reach agreement on the Closing Net Assets within 10 days after the end of the Review Period, either party shall have the right to refer such dispute to KPMG LLP (such firm, or any successor thereto, being referred to herein as the “Designated Accounting Firm”) after such 10th day and neither party shall allow the Designated Accounting Firm to perform audit or accounting work for it to any material degree (other than as the Designated Accounting Firm under this Agreement) at any point preceding or during the one year following the submission of the dispute to the Designated Accounting Firm. In connection with the resolution of any such dispute by the Designated Accounting Firm: (A) each of the Shareholders’ Agent and Purchaser shall have a reasonable opportunity to meet with the Designated Accounting Firm to provide their views as to any disputed issues with respect to the calculation of the Closing Net Assets; (B) the Designated Accounting Firm shall determine the Closing Net Assets within 20 days of such referral, and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to the Shareholders’ Agent, Purchaser and the Escrow Agent; and (C) the determination of the Closing Net Assets made by the Designated Accounting Firm shall be conclusive, binding upon the parties, nonappealable, and not be subject to further review, and shall be considered a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act. In calculating the Closing Net Assets, (1) the Designated Accounting Firm shall be limited to addressing only those particular disputed items referred to in the Dispute Notice, and (2) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by the Shareholders’ Agent and no lower than the amount calculated by Purchaser. The Expert Calculations shall reflect in detail the differences, if any, between the Closing Net Assets reflected therein and the Closing Net Assets set forth in the Closing Balance Sheet. The fees and expenses of the Designated Accounting Firm shall be borne equally by Purchaser and Sellers, and the portion attributed to Sellers shall be deducted from the Indemnification Escrow Fund prior to making any payments to Sellers pursuant to Section 1.7.

Section 1.7.1.4 Adjustment of Purchase Price. If the Net Assets of the Company as set forth on the Closing Balance Sheet, as finally determined in accordance with this Section 1.7, exceeds the Net Assets of the Company as reflected on the Estimated Closing Balance Sheet, the Aggregate Purchase Price shall be increased by the amount of such excess. If the Net Assets of the Company as set forth on the Closing Balance Sheet, as finally determined in accordance with this Section 1.7, is less than the Net Assets of the Company as reflected on the Estimated Balance Sheet, the Aggregate Purchase Price shall be decreased by the amount of such deficiency. All payments to Sellers and to persons who were holders of cancelled Company Options, with respect to Shares and cancelled Company Options, shall be in accordance with each such holder’s Pro Rata Share of the Aggregate Purchase Price and shall be made within five Business Days following the date on which the Closing Balance Sheet is deemed final. All payments to Purchaser as a result of a reduction in the Aggregate Purchase Price shall be made only from the Indemnification Escrow Fund on deposit pursuant to the Escrow Agreement.

Section 1.7.1.5 Adjustment to Net Assets. Notwithstanding anything in this Agreement to the contrary, the following adjustment shall be made to the Net Assets of the Company as reflected in the Estimated Closing Balance Sheet and the Closing Balance Sheet to reflect the intention of the parties that certain items are not intended to result in a purchase price adjustment pursuant to this Section: depreciation of the Acquired Companies’ assets and changes in the Company’s shareholder equity due to losses of the Company, in each case during the period between September 30, 2006 and the Closing Date shall be excluded from the calculation of Net Assets.

Article 2.

Representations and Warranties of the Company Regarding the Acquired Companies

Except as set forth in the Disclosure Schedule attached to this Agreement as Exhibit D (the “Disclosure Schedule”), the Company hereby represents and warrants to Purchaser as follows:

Section 2.1 Organization and Qualification; Subsidiaries.

Section 2.1.1 The Company is a limited liability company (GmbH) duly organized and validly existing under the Laws of the Federal Republic of Germany. The Company has no subsidiaries and holds no Equity Interest in any other person, except for Eyesquad Ltd. (“Eyesquad Israel”), a corporation duly organized and validly existing under the Laws of the State of Israel, of which the Company owns 100% of the Equity Interests. Each of the Acquired Companies has the requisite power and authority and all necessary governmental approvals to (A) conduct its business in the manner in which its business is currently being conducted; (B) own and use its assets in the manner in which its assets are currently owned and used; and (C) perform its obligations under all contracts by which it is bound, except for those authorizations and approvals the absence of which would not have a Company Material Adverse Effect. Each of the Acquired

Companies is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 2.1.2 Neither of the Acquired Companies has conducted business under nor otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names identified in Section 2.1.2 of the Disclosure Schedule.

Section 2.1.3 Section 2.1.3 of the Disclosure Schedule accurately sets forth (A) the names of the members of the contractually appointed board of directors of the Company (the “Company Board”) and the board of directors of Eyesquad Israel (the “Israeli Board”), (B) the names of the members of each committee of the Company Board and the Israeli Board and (C) the names and titles of the officers of each of the Acquired Companies.

Section 2.2 Corporate Books and Records. The copies of the organizational documents of each of the Acquired Companies (including their articles of association and by-laws as presently in effect, “Organizational Documents”), as amended, included as exhibits to Section 2.2 of the Disclosure Schedule are complete and correct copies thereof as in effect on the date hereof. Neither of the Acquired Companies is or has been in violation of any of the provisions of its Organizational Documents. Correct and complete copies of all minute books or shareholders’ resolutions of each of the Acquired Companies have been made available by the Company to Purchaser. There have been no formal meetings or other proceedings of the shareholders of either of the Acquired Companies, the Israeli Board, or of any committee of the Israeli Board that are not reflected in such minutes, shareholders’ resolutions or other records. Neither of the Acquired Companies has taken any action that is inconsistent with any resolution adopted by the shareholders or board of directors (or committee thereof) of the respective Acquired Company.

Section 2.3 Capitalization.

Section 2.3.1 The aggregate registered share capital of the Company in the nominal amount of EUR 58,850 consists of six shares of Company Capital Stock. As of the date hereof, (A) six shares of Company Capital Stock in individual nominal values of EUR 13,050; 5,550; 5,550; 850; 21,150; and 12,700, respectively, are issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) no shares of Company Capital Stock are held in the treasury of the Company, and (C) six shares of the Company in the nominal amount of EUR 6,600 are issuable (and such number was reserved for issuance) upon exercise of Company Options outstanding. Except for Company Options to purchase not more than six shares of the Company in the nominal amount of EUR 6,600, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued share capital or other Equity Interests of the Company, or securities convertible into or exchangeable for share capital or other Equity Interests, or obligating the Company to issue or sell any shares of the Company or other Equity Interests, or securities convertible into or exchangeable for shares of, or other Equity Interests in, the Company. The Company has not issued any shares or securities convertible into or exchangeable for shares or other Equity Interests, other than those shares issued or reserved for issuance as set forth in this Section 2.3.1 or Section 2.3.1 of the Disclosure Schedule. All outstanding shares of Company Capital Stock and all outstanding Company Options have been validly issued and granted in compliance with (1) all applicable securities Laws or pursuant to valid exemptions therefrom and other applicable Laws and (2) all requirements set forth in applicable contracts. Section 2.3.1 of the Disclosure Schedule accurately sets forth the name of each holder of Company Capital Stock and the total number of Shares held by such person as of the date hereof. The shares of the Company are uncertificated. There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Eyesquad Israel is a party or by which Eyesquad Israel is bound relating to the issued or unissued share capital or other Equity Interests of Eyesquad Israel, or securities convertible into or exchangeable for share capital or other Equity Interests, or obligating Eyesquad Israel to issue or sell any shares of Eyesquad Israel or other Equity Interests, or securities convertible into or exchangeable for shares of, or other Equity Interests in, Eyesquad Israel. Eyesquad Israel has not issued any securities convertible into or exchangeable for shares or other Equity Interests. All outstanding shares of capital stock in Eyesquad Israel have been validly issued and granted in compliance with (1) all applicable securities Laws or pursuant to valid exemptions therefrom and other applicable Laws and (2) all requirements set forth in applicable contracts. The Company is the sole shareholder of Eyesquad Israel, owning all 1,000,000 shares of capital stock outstanding therein. The shares of Eyesquad Israel are uncertificated.

Section 2.3.2 Section 2.3.2 of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (A) the name of the holder of such Company Option; (B) the total number of Shares that are subject to such Company Option and the number of Shares with respect to which such Company Option is immediately exercisable; (C) the date on which such Company Option was granted and the term of such Company Option; (D) the vesting schedule for such Company Option; and (E) the exercise price per Share purchasable under such Company Option.

Section 2.3.3 Neither of the Acquired Companies has ever declared any dividends or made any distributions with respect to its registered share capital or capital stock. Neither of the Acquired Companies has ever repurchased, redeemed or otherwise reacquired any shares of Equity Interests of the respective Acquired Company other than pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities at the original issuance price of such securities. All securities so reacquired by the Acquired Companies were reacquired in compliance with (A) the applicable provisions of applicable Laws and (B) all requirements set forth in applicable restricted stock purchase agreements and other applicable contracts. There are no outstanding contractual obligations of either of the Acquired Companies (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (4) requiring the registration for sale of, or (5) granting any preemptive or antidilutive right with respect to, any shares of Company Capital Stock or other Equity Interests in either of the Acquired Companies. There are no outstanding contractual obligations of either of the Acquired Companies to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 2.4 Authority.

Section 2.4.1 The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by the Company. The execution and delivery of this Agreement and each Ancillary Agreement to which the Company is a party by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any Ancillary Agreement to which the Company is a party or to consummate the transactions contemplated hereby or thereby.

Section 2.4.2 The shareholders of the Company (pursuant to a unanimous vote of all shareholders at a meeting duly called and held on January 26, 2007) have (A) determined that the Share Purchase is advisable and fair and in the best interests of the Company, and (B) authorized and approved the Share Purchase. This Agreement and each Ancillary Agreement to which the Company is a party have been duly authorized and validly executed and delivered by the Company and constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms. True and complete copies of all resolutions of the shareholders of the Company reflecting such actions have been previously provided to Purchaser.

Section 2.5 No Conflict; Required Filings and Consents.

Section 2.5.1 The execution and delivery of this Agreement and each Ancillary Agreement to which the Company is a party by the Company does not, and the performance of this Agreement and each Ancillary Agreement to which the Company is a party by the Company will not, (A) conflict with or violate any provision of the Company Organizational Documents, (B) assuming that all consents, approvals, authorizations and permits described in Section 2.5.2 have been obtained and all filings and notifications described in Section 2.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to either of the Acquired Companies or by which any property or asset of either of the Acquired Companies is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of either of the Acquired Companies pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit or other instrument or obligation except, in cases of clause (C) of this Section 2.5.1, as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company.

Section 2.5.2 The execution and delivery of this Agreement and each Ancillary Agreement to which the Company is a party by the Company does not, and the performance of this Agreement and each Ancillary Agreement to which the Company is a party by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

Section 2.6 Permits; Compliance With Law. Each of the Acquired Companies is in possession of all authorizations, licenses, permits, certificates, approvals and clearances (the “Company Permits”) of any Governmental Entity necessary for the Acquired Companies to own, lease and operate their respective properties or to carry on their respective businesses substantially in the manner currently conducted, except for those Company Permits the absence of which would not have a Company Material Adverse Effect, and all such Company Permits are valid, and in full force and effect. Neither of the Acquired Companies is in conflict with, nor in default or violation of, (A) any Law applicable to either of the Acquired Companies or by which any property or asset of either of the Acquired Companies is bound or affected or (B) any Company Permits except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Acquired Companies is, and has been, in compliance with all applicable Laws, except for noncompliance, defaults or violations not material to the Acquired Company. (1) Neither of the Acquired Companies has received any notice or other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law and (2) no event has occurred or circumstance exists that (with or without notice or lapse of time) to the knowledge of the Acquired Companies (AA) may constitute or result in a violation by either of the Acquired Companies of, or a failure on the part of either of the Acquired Companies to comply with, any Law or (BB) may give rise to any obligation on the part of either of the Acquired Companies to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Neither of the Acquired Companies nor, to the knowledge of the Acquired Companies, any director, officer, agent or employee thereof has (x) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (y) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (z) made any other unlawful payment.

Section 2.7 Financial Statements.

Section 2.7.1 The Company has delivered to Purchaser the Reference Balance Sheet.

Section 2.7.2 The Reference Balance Sheet fairly presents the financial position of the Acquired Companies as of September 30, 2006 (subject to normal year-end adjustments). The Reference Balance Sheet was prepared in accordance with the Company’s books and records. The Company has also delivered to Purchaser copies of all letters from the auditors of the Acquired Companies to the shareholders of the Company, the Israeli Board or the audit committees thereof, together with copies of all responses thereto.

Section 2.8 Liabilities; Accounts Receivable.

Section 2.8.1 Neither of the Acquired Companies has any Liabilities of any nature, except for: (A) Liabilities identified as such in the “liabilities” section of the Reference Balance Sheet; (B) normal and recurring current Liabilities that have been incurred by the Acquired Companies since September 30, 2006 in the ordinary course of business and consistent with past practices; (C) Liabilities under the contracts identified in this Agreement and the Disclosure Schedule; (D) Liabilities described in Section 2.8.1 of the Disclosure Schedule; (E) Expenses incurred by the Acquired Companies between September 30, 2006 and the Agreement Date as shall be reflected in the Closing Balance Sheet; and (F) other undisclosed Liabilities which, individually or in the aggregate, are not material to the Acquired Companies, taken as a whole.

Section 2.8.2 Section 2.8.2 of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Acquired Companies as of the date hereof. All existing accounts receivable of the Acquired Companies (including those accounts receivable reflected on the Reference Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the applicable date of the Reference Balance Sheet and have not yet been collected) (A) represent and will represent valid obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the ordinary course of business and (B) are current and will be collected in full when due, without any counterclaim or set off (net of the respective reserves shown on the Reference Balance Sheet, which reserves are adequate and calculated consistent with past practice of the Acquired Companies and, in the case of accounts receivable arising since the Reference Balance Sheet, reasonable reserves to be calculated consistent with past practice of the Acquired Companies). Subject to such reserves, each of such accounts receivable either has been, and the Company believes that such accounts receivable will be, collected in full, without any counterclaim or setoff, within ninety days after the day on which it first becomes due and payable.

Section 2.9 Absence of Certain Changes or Events. Since September 30, 2006, except as specifically contemplated by this Agreement, each of the Acquired Companies has conducted its business in the ordinary course consistent with past practice and, since such date, there has not been (A) any Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (B) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or delay the performance of this Agreement or any Ancillary Agreement by the Company, or (C) other than in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, any action taken by the Acquired Companies during the period from September 30, 2006 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Closing, would constitute a breach of Section 5.1.

Section 2.10 Employee Benefit Plans.

Section 2.10.1 Section 2.10.1 of the Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan. Neither of the Acquired Companies, nor to the knowledge of the Acquired Companies, any other person has any express or implied commitment, whether legally enforceable or not, to create any additional Company Benefit Plans or to modify, change or terminate any existing Company Benefit Plan, other than with respect to a modification, change or termination required by applicable Law. With respect to each Company Benefit Plan, the Company has delivered to Purchaser true, correct and complete copies of each Company Benefit Plan (or, if not written, a written summary of its material terms), including all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, and all other material documents related to the Company Benefit Plans, including, without limitation (if applicable), the most recent actuarial report or other financial statement relating to such Company Benefit Plan and all filings made with any Governmental Entity.

Section 2.10.2 None of the Company Benefit Plans is maintained or administered in, or otherwise subject to, the Laws of the United States of America. Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, and contributions required to be made under the terms of any of the Company Benefit Plans as of the Agreement Date have been timely made or, if not yet due, have been properly reflected on the Reference Balance Sheet. With respect to the Company Benefit Plans, to the knowledge of the Acquired Companies, no event has occurred and there exists no condition or set of circumstances in connection with which either of the Acquired Companies could be subject to any material Liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans or applicable Law.

Section 2.10.3 (A) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without Liability (other than liability under applicable Laws and for ordinary administrative expenses typically incurred in a termination event), (B) no Legal Proceeding has been brought, is pending, or, to the knowledge of the Acquired Companies, is threatened, against or with respect to any such Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts thereunder, including any audit or inquiries by any Governmental Entity, (C) the fair market value of the assets of each Company Benefit Plan that is intended to be funded, the liability of each insurer for any Company Benefit Plan funded through insurance or the book reserve established for any Company Benefit Plan, together with any accrued contributions and amounts reserved on the Reference Balance Sheet, is sufficient to procure or provide for the accrued benefit obligations, as of the Agreement Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (D) each Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (E) each of the respective Acquired Companies has obtained from any applicable Governmental Entity or regulatory authority any required determinations or findings that any applicable Company Benefit Plan is in compliance with applicable Law if such determination or finding is necessary in order to give effect to such Company Benefit Plan or to give effect to the tax or other qualified status of such plan.

Section 2.10.4 Except as required by Law (but only to the extent that such benefits are provided solely at the participant’s or beneficiary’s expense), as of the Agreement Date there are no unfunded obligations under any Company Benefit Plan providing benefits after termination of employment to any employees of the Company or any subsidiary (or to any beneficiary of any such employees), including, but not limited to, retiree health coverage, disability or life insurance benefits or deferred compensation.

Section 2.10.5 All Company Options have been appropriately authorized by the Company shareholders, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms. All Company Options reflect the fair market value of the Company Capital Stock or capital stock of Eyesquad Israel, as applicable, on the date the Company Option was granted. No Company Options have been retroactively granted, or the exercise price of any Company Option determined retroactively. Each of the Acquired Companies has complied with all requirements of Section 102 of the Ordinance with respect to the grant of Company Options to Israeli employees and with the requirements of Section 3(i) of the Ordinance with respect to the grant of Company Options to Israeli contractors.

Section 2.11 Labor and Other Employment Matters.

Section 2.11.1 Section 2.11.1 of the Disclosure Schedule contains a list of all employees of the Company and each subsidiary, along with the position, date of hire, annual rate of compensation (or with respect to employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation of each such person, annual vacation, sick and other paid time-off allowance, and other basic terms of employment, including contributions to funds, “13th salary,” car allowance, telephone allowance and employment status of each such person (including whether the person is on leave of absence and the dates of such leave and the anticipated date of return to full service). Each of such employees is retained at-will. Each current and former employee of the Company or any subsidiary has entered into the Company’s or such subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been delivered to Purchaser. All of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 2.11.1 of the Disclosure Schedule contains a list of the citizenship of all employees of the Company or any subsidiary. The Company and each subsidiary are in compliance in all material respects with all applicable Laws relating to the employment of employees, including, without limitation, the hiring and termination of employees. Each employee of the respective Acquired Companies has been properly classified as such for the purposes of Tax Laws, Laws applicable to employee benefits and other applicable Laws as well as under applicable employment contracts, any applicable works agreements with works councils and collective bargaining agreements, under the so-called labor law principle of equal treatment (arbeitsrechtlicher Gleichbehandlungsgrundsatz) or under a works custom (betriebliche Übung).

Section 2.11.2 Section 2.11.2 of the Disclosure Schedule contains a list of all independent contractors currently engaged by the Company and each of its subsidiaries, along with the position, date of retention and rate of remuneration and any other forms of compensation payable to each such person or entity. Each such independent contractor has entered into the Company’s or the applicable subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement with the Company or the applicable subsidiary, a copy of which has previously been delivered to Purchaser.

Section 2.11.3 Each of the Acquired Companies is in compliance in all material respects with all applicable Laws (including, without limitation, in the case of Eyesquad Israel, the Severance Pay Law, – 1963, the Protection of Salary Law – 1958, the Minimum Wage Law – 1987, Annual Vacation Law, 1951, Working and Rest Hours Law, 1951, the Equal Opportunities in Labor Law – 1988, the Employment of Employees by Manpower Contractors Law – 1996 and Women Labour Law, 1954), policies, custom, procedures and agreements relating to labor, employment, terms and conditions of employment (including the so-called labor law principle of equal treatment (arbeitsrechtlicher Gleichbehandlungsgrundsatz)) and to the proper withholding and remission to the proper tax authorities of all sums required to be withheld from any employee and/or consultant of each of the Acquired Companies and claims under a so-called works custom (betriebliche Übung), and each of the Acquired Companies has paid in full (or has fully contributed to funds managed on behalf of its employees) to all of their respective employees, officers, directors, consultants and service providers all compensation, wages, salaries, commissions, bonuses, and all other benefits and other compensation or reimbursements due and payable to such employees and/or independent contractors.

Section 2.11.4 Neither the Company nor any subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

Section 2.11.5 Neither of the Acquired Companies, or to the Acquired Companies’ knowledge, any officer, director, employee, consultant or independent contractor of either of the Acquired Companies is in violation of any material term of any employment, consulting, independent contractor, non-disclosure, non-competition, inventions assignment or any other contract relating to the relationship of such officer, director, employee, consultant or independent contractor with the respective Acquired Company.

Section 2.11.6 Neither of the Acquired Companies is a member in any employers’ organization, and no claim or request has been made of the Company or any of its subsidiaries by any employers’ organization. Neither the Company nor any of its subsidiaries is, nor has any been in the past, a party to, or bound by, any collective bargaining agreement or arrangement or union contract or extension order (excluding such extension orders that apply to all employers in the Israeli hi-tech industry) and no such collective bargaining agreement is being negotiated by the Company or any of its subsidiaries. No labor union or other representative organization has otherwise been certified or recognized as the collective bargaining representative of any employees of the Company or any of its subsidiaries or has applied to represent such employees or, to the Acquired Companies’ knowledge, is attempting to represent such employees. No extension order has been issued by the Israeli Minister of Industry, Commerce and Occupation applicable to the either of the Acquired Companies (excluding such extension orders that apply to all employers in the Israeli hi-tech industry). Eyesquad Israel is not a member of any employers’ organization and no claim or request has been made towards Eyesquad Israel by any such organization. There are no union organized campaigns or representation proceedings or campaigns in process or threatened against either of the Acquired Companies. There are no existing or, to the knowledge of the Acquired Companies, threatened labor strikes, work stoppages, organized slowdowns, unfair labor practice charges or complaints or labor arbitration proceedings to which any employee or consultant of the Company or any subsidiary is a party. Neither the Company nor any of its subsidiaries has experienced any such labor controversy. Neither the Company nor any of its subsidiaries has breached or otherwise failed to comply in any material respect with the provisions of any collective bargaining agreement or arrangement or union contract, and there is no grievance outstanding against the Company or any of its subsidiaries under any such agreement or contract.

Section 2.11.7 There is no unfair labor practice complaints or other Legal Proceedings pending or, to the knowledge of the Acquired Companies, threatened against the Company or any of its subsidiaries before any labor tribunal. There are no complaints or other Legal Proceedings pending or, to the knowledge of the Acquired Companies, threatened by or on behalf of any present or former employee, contractor, consultant or service provider of the Company or any of its subsidiaries alleging breach of any express or implied contract.

Section 2.11.8 Except as contemplated by this Agreement, no officer, director or other key personnel of either of the Acquired Companies has notified either Acquired Company that, nor to the knowledge of the Acquired Companies does, such individual intend to terminate his or her employment or engagement with the Company or subsidiary, as applicable.

Section 2.11.9 The Acquired Companies have identified in Section 2.11.9 of the Disclosure Schedule and have made available to Purchaser true and complete copies of all plans, programs, agreements and other arrangements of the Acquired Companies with or relating to their respective directors, officers, employees, independent contractors or consultants which contain change in control provisions. The Acquired Companies’ contingent severance pay liability and any other monetary liability to their employees and independent contractors as of September 30, 2006 are duly reflected in the Reference Balance Sheet. All other liabilities of the Acquired Companies to their employees and independent contractors as of September 30, 2006 were properly reserved for in the Reference Balance Sheet. None of the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee or independent contractors of either of the Acquired Companies from either of the Acquired Companies under any Company Benefit Plan or otherwise (except for payments that will become due under the Ancillary Agreements pursuant to their terms), (B) increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any benefits. No individual who is a party to an agreement, plan, program or arrangement listed in Sections 2.11.1 and 2.11.2 of the Disclosure Schedule or any agreement incorporating change in control provisions with either of the Acquired Companies has terminated employment or been terminated, nor, to the knowledge of the Acquired Companies, has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of either of the Acquired Companies under such agreement.

Section 2.12 Contracts; Debt Instruments.

Section 2.12.1 Neither of the Acquired Companies is a party to or bound by any contract:

Section 2.12.1.1 that provides for any of the benefits to any party of which to be increased, or the vesting of the benefits to any party of which to be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or the value of any of the benefits to any party of which to be calculated on the basis of any of the transactions contemplated by this Agreement or any Ancillary Agreement,

Section 2.12.1.2 that involves aggregate expenditures in excess of US$50,000 or the performance of services having a value in excess of US$50,000 in the aggregate,

Section 2.12.1.3 that contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to either of the Acquired Companies or either of the Acquired Companies’ current or future affiliates, or which restricts the conduct of any line of business by either of the Acquired Companies or either of the Acquired Companies’ current or future affiliates or any geographic area in which either of the Acquired Companies or either of the Acquired Companies’ current or future affiliates may conduct business,

Section 2.12.1.4 that contains any provisions restricting the ability of either of the Acquired Companies to acquire any product or other asset or any services from any other person, to sell any product or other asset to or perform any services for any other person or to transact business or deal in any other manner with any other person or develop or distribute any technology,

Section 2.12.1.5 that relates to the employment of, or the performance of services by, any employee, consultant or independent contractor,

Section 2.12.1.6 that relates to the Intellectual Property Rights,

Section 2.12.1.7 that creates or involves any agency relationship, distribution arrangement or franchise relationship,

Section 2.12.1.8 that relates to the acquisition, issuance or transfer of any securities,

Section 2.12.1.9 that relates to the creation of any Encumbrance with respect to any asset of either of the Acquired Companies,

Section 2.12.1.10 that affects the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than US$50,000),

Section 2.12.1.11 that involves or relates to the escrow of any source code for any software of either of the Acquired Companies,

Section 2.12.1.12 that involves or incorporates any obligation of the Acquired Companies for guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement,

Section 2.12.1.13 that creates or relates to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities,

Section 2.12.1.14 that relates to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party,

Section 2.12.1.15 that constitutes or relates to a Government Contract or Government Bid,

Section 2.12.1.16 that was entered into outside the ordinary course of business or was inconsistent with the Acquired Companies’ past practices and that is not required to be listed above, or

Section 2.12.1.17 that would prohibit or delay the consummation of the Share Purchase or any of the transactions contemplated by this Agreement or any Ancillary Agreement.

Each contract of the type described in this Section 2.12, whether or not set forth in Section 2.12.1 of the Disclosure Schedule, is referred to herein as a “Company Material Contract.”

Section 2.12.2 Each Company Material Contract is valid and binding on the respective Acquired Company party thereto and, to the Acquired Companies’ knowledge, each other party thereto, and in full force and effect, and the respective Acquired Company has performed all material obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Acquired Companies’ knowledge, each other party to each Company Material Contract has performed all material obligations required to be performed by it under such Company Material Contract. Neither of the Acquired Companies has any knowledge of, and neither Acquired Company has received any notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or any other contract to which it is a party or by which it or any of its properties or assets is bound. Except as set forth in Schedule 2.3.1 of the Disclosure Schedule, there are no additional costs which will accrue to the Acquired Companies under the contracts described in Section 2.12.1.1 as a result of the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 2.13 Litigation. As of the date hereof, there is no pending Legal Proceeding, and no person has threatened to commence any Legal Proceeding: (A) that involves either of the Acquired Companies or any of the Company Assets; or (B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement. To the knowledge of the Acquired Companies, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. As of the date hereof, there is no order, writ, injunction, judgment or decree to which either of the Acquired Companies, or any of the Company Assets is subject. To the knowledge of the Acquired Companies, no officer or key employee of either of the Acquired Companies is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the respective businesses of the Acquired Companies. No Legal Proceeding has ever been commenced by or has ever been pending against either of the Acquired Companies.

Section 2.14 Environmental Matters.

Section 2.14.1 Each of the Acquired Companies (A) is in compliance in all material respects with all, and is not subject to any material Liability, with respect to any applicable Environmental Laws, (B) holds or has applied for all Environmental Permits necessary to conduct its current operations and (C) is in compliance in all material respects with its Environmental Permits.

Section 2.14.2 Neither of the Acquired Companies has received any written notice, demand, letter, claim or request for information alleging that such Acquired Company may be in violation of, or liable under, any Environmental Law, nor is either of the Acquired Companies aware of any information which might form the basis of any such notice, demand, letter, claim or request.

Section 2.14.3 Neither of the Acquired Companies (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of the Acquired Companies, no Legal Proceeding is pending or threatened in writing with respect thereto, and (B) is an indemnitor in connection with any claim that, to the knowledge of the Acquired Companies, is threatened or asserted in writing by any third-party indemnitee for any Liability under any Environmental Law or relating to any Hazardous Materials.

Section 2.14.4 There is no site to which either of the Acquired Companies has transported or arranged for the transport of Hazardous Materials which to the knowledge of the Acquired Companies is or may become the subject of any environmental action.

Section 2.14.5 True, complete and correct copies of the written reports, and all parts thereof, that are in the Acquired Companies’ possession, of all environmental audits or assessments which have been conducted at any property owned, leased or operated by either of the Acquired Companies, have been provided to Purchaser.

Section 2.15 Intellectual Property.

Section 2.15.1 General. Section 2.15.1(a) of the Disclosure Schedule sets forth with respect to the Intellectual Property Rights owned by either of the Acquired Companies: (A) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued and the present status thereof; (B) for each registered trademark, trade name or service mark, the application serial number or registration number for each applicable country, province and/or state and the class of goods covered; (C) for each URL or domain name, the registration date, any renewal date and name of registry; (D) for each mask work, the date of first commercial exploitation and if registered, the registration number and date of registration for each applicable country, province and/or state and (E) for each registered copyrighted work, the number and date of registration for each by country, province and/or state in which a copyright application has been registered. In addition, Section 2.15.1(b) of the Disclosure Schedule includes a list of all Software incorporated in, provided with or otherwise necessary to use, support and maintain, either of the Acquired Companies’ products, including all Software that either of the Acquired Companies provides or makes available to its customers. True and correct copies of all applications filed and registrations (including all pending applications and application related documents) related to the Intellectual Property Rights listed on Section 2.15.1(a) of the Disclosure Schedule have been provided or made available to Purchaser. Section 2.15.1(c) of the Disclosure Schedule also sets forth all third party components, whether hardware, firmware or Software, that are incorporated in or provided by either of the Acquired Companies with their respective products, or that are otherwise necessary for the manufacture of the products of either of the Acquired Companies. Section 2.15.1(d) of the Disclosure Schedule lists all in-licenses of the Intellectual Property Rights applicable to the products of either of the Acquired Companies, other than standard, off-the-shelf Software commercially available on standard terms from third-party vendors.

Section 2.15.2 Royalties and Licenses. Except pursuant to the licenses listed in Section 2.15.3 of the Disclosure Schedule, neither of the Acquired Companies has any obligation to compensate or account to any person for the use of any of such Acquired Company’s Intellectual Property Rights or Technology.

Section 2.15.3 Ownership. Each of the Acquired Companies (A) owns all right, title and interest in and to the Intellectual Property Rights and Technology purported to be owned by such Acquired Company, including the patents and patent applications listed in Section 2.15.1(a) of the Disclosure Schedule, free and clear of any liens, claims, third party rights or encumbrances and (B) has a valid and enforceable right or license to use all other Intellectual Property Rights and Technology used in the conduct of such Acquired Company’s business, and all such licensed Intellectual Property Rights and rights to use Technology will not cease to be valid and enforceable rights of such Acquired Company by reason of the execution, delivery and performance of this Agreement or by any ancillary agreements executed in connection with this Agreement or the consummation of the transactions contemplated hereby or thereby. Without limiting the foregoing, the Intellectual Property Rights and Technology owned by the Acquired Companies have been: (1) developed by employees of the Acquired Companies within the scope of their employment; (2) developed by independent contractors who have assigned their rights to the Acquired Companies pursuant to enforceable written agreements or (3) otherwise acquired by the respective Acquired Company from a third party who has assigned all the Intellectual Property Rights and ownership of all Technology it has developed on such Acquired Company’s behalf to the respective Acquired Company, as applicable.

Section 2.15.4 Absence of Claims; Non-infringement. No claim or Legal Proceeding has been instituted or is pending against either of the Acquired Companies, or, to the knowledge of the Acquired Companies, is threatened, that challenges the right of either of the Acquired Companies with respect to the use or ownership of the Intellectual Property Rights or Technology of the Acquired Companies. Without limiting the foregoing, no interference, opposition, reissue, reexamination, Legal Proceeding or other proceeding is or has been pending or, to the best of the Acquired Companies’ knowledge, threatened, in which the scope, validity or enforceability of any of the

Intellectual Property Rights of the Acquired Companies is being, has been or could reasonably be expected to be contested or challenged. Neither the Acquired Companies’ past nor present use of the Intellectual Property Rights or Technology owned by the respective Acquired Companies infringes upon, misappropriates, breaches or otherwise conflicts with the rights of any other person anywhere in the world. Neither of the Acquired Companies has received any notice alleging, and otherwise has no knowledge of (A) the invalidity of, or any limitation on either of the Acquired Companies’ right to use, any of the Intellectual Property Rights or Technology owned by such Acquired Companies or of (B) the alleged infringement, misappropriation or breach of any Intellectual Property Rights of others by either of the Acquired Companies. The Intellectual Property Rights and Technology owned by the respective Acquired Companies are not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator, court or other governmental authority affecting the rights of the Acquired Companies with respect thereto. To the knowledge of the Acquired Companies, no person has interfered with, infringed upon or misappropriated any of the Intellectual Property Rights of either of the Acquired Companies, or is currently doing so.

Section 2.15.5 Licenses to Third Parties. Section 2.15.5 of the Disclosure Schedule lists all of the contracts pursuant to which any person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Intellectual Property Rights or Technology of either of the Acquired Companies. Neither of the Acquired Companies is bound by, and no Intellectual Property Rights owned by either of the Acquired Companies is subject to, any contract containing any covenant or other provision that in any way limits or restricts the ability of the respective Acquired Company to use, exploit, assert or enforce any of its Intellectual Property Rights anywhere in the world. Without limiting the foregoing, neither of the Acquired Companies has granted any exclusive licenses to the Intellectual Property Rights or Technology owned by the respective Acquired Company.

Section 2.15.6 Protection of Intellectual Property Rights. All of the registrations and pending applications to governmental or regulatory bodies with respect to the Intellectual Property Rights owned by the Acquired Companies have been timely and duly filed, prosecution for such applications has been attended to, all maintenance and related fees have been paid and each of the Acquired Companies has taken all other actions required to maintain their validity and effectiveness. Each of the Acquired Companies has taken all steps reasonably necessary or appropriate (including, entering into written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, independent contractors, licensees and customers) to safeguard and maintain the secrecy and confidentiality of trade secrets that are material to the respective Acquired Company. Without limiting the foregoing, (A) there has been no misappropriation of any trade secrets or other confidential Intellectual Property Rights or Technology used in connection with the respective businesses of the respective Acquired Company by any person; (B) to the knowledge of the Acquired Companies, no employee, independent contractor or agent of either of the Acquired Companies has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor or agent of the business and (C) to the knowledge of the Acquired Companies, no employee, independent contractor or agent of either of the Acquired Companies is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Intellectual Property Rights and Technology of the Acquired Companies. No funding, facilities or personnel of any governmental entity or educational institution were used to develop or create either of the Acquired Companies’ Intellectual Property Rights or Technology.

Section 2.15.7 Software; Escrow. Any Software incorporated in the products of the respective Acquired Companies performs in all material respects. None of the Software is, in whole or in part, subject to the provisions of any “copyleft,” open source or quasi-open source license agreement or any other agreement obligating either of the Acquired Companies to make source code available to third parties or to publish source code. Neither of the Acquired Companies has entered into any agreement requiring such Acquired Company to place the Software source code or other Technology in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.

Section 2.16 Taxes.

Section 2.16.1 Filing of Tax Returns. Each of the Acquired Companies has accurately prepared and timely filed all Tax Returns that it was required to file prior to the Agreement Date under applicable Tax Regulations. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Tax Regulations. None of the Acquired Companies is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Governmental Entity in a jurisdiction where any Acquired Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

Section 2.16.2 Payment of Taxes. All Taxes due and owing by either of the Acquired Companies on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of each Acquired Company (i) did not, as of the date of the Reference Balance Sheet, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Balance Sheet (rather than in any notes thereto), and (ii) will not, as of the Closing Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Closing Balance Sheet (rather than in any notes thereto). Since the date of the Reference Balance Sheet, no Acquired Company has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

Section 2.16.3 Withholding. Each of the Acquired Companies has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. Without limiting the generality of the foregoing, each of the Acquired Companies has made all deductions and payments to all Governmental Entities and the Israeli National Insurance Institute required to be made by law. The transactions contemplated by this Agreement are not subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of Law.

Section 2.16.4 Encumbrances. There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of either of the Acquired Companies.

Section 2.16.5 Audits, Investigations or Claims. Neither of the Acquired Companies has received from any Governmental Entity any (A) written or, to the knowledge of the Acquired Companies, oral notice indicating an intent to open an audit or other review, (B) request for information related to Tax matters, or (C) written or, to the knowledge of the Acquired Companies, oral notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Entity against either Acquired Company. No Legal Proceedings are pending or being conducted with respect to any Tax matter and no power of attorney (other than powers of attorney authorizing employees of the Acquired Companies to act on behalf of the Acquired Companies) with respect to any Taxes of either Acquired Company has been filed or executed with any Governmental Entity. There are no matters under discussion with any Governmental Entity, or known to either of the Acquired Companies with respect to Taxes, that are likely to result in an additional Liability for Taxes with respect to either Acquired Company. The Company has delivered or made available to Purchaser complete and accurate copies of all Tax Returns of the Acquired Companies, to the extent filed prior to the Agreement Date, all tax filings and correspondence between either of the Acquired Companies and any applicable tax authority, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by either Acquired Company. No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency nor has any request been made in writing for any such extension or waiver.

Section 2.16.6 USRPHC. No Acquired Company has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 2.16.7 Tax Sharing Agreements. No Acquired Company is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity agreements other than employee tax equalization agreements).

Section 2.16.8 Other Entity Liability. No Acquired Company has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) for federal, state, local or foreign Tax purposes. No Acquired Company has any Liability for the Taxes of any person (other than the Acquired Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

Section 2.16.9 Spin-Offs. No Acquired Company has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

Section 2.16.10 Partnerships, Single Member LLCs, CFCs, PHCs and PFICs. No Acquired Company (A) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (B) owns a single member limited liability company which is treated as a disregarded entity, (C) is a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) or a shareholder of a “controlled foreign corporation”, (D) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), and (E) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or a shareholder of a “passive foreign investment company”.

Section 2.16.11 Tax Shelters. No Acquired Company has entered into any reportable transaction for purposes of Treasury Regulations Sections 1.6011-4(b) or 301.6111-2(b) (or any similar provision of state, local or foreign law). No Acquired Company has entered into any transaction (A) that would result in a substantial understatement of federal income tax within the meaning of Section 6662 of the Code if the treatment claimed by the Acquired Company were disallowed, (B) that would give rise to penalties under Section 6662A of the Code, and (C) for which there is no substantial authority for the Acquired Company’s tax treatment of such transaction or for which the Acquired Company has not disclosed on its applicable Tax Return the relevant facts affecting the Tax treatment of such transaction.

Section 2.16.12 Permanent Establishment. Except with respect to the Company’s permanent establishment in Germany and Eyesquad Israel’s permanent establishment in Israel, no Acquired Company has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

Section 2.16.13 Disallowance of Interest Deductions. None of the outstanding indebtedness of any of the Acquired Companies constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i), 163(l) or 279 of the Code or under any other provision of applicable Law.

Section 2.16.14 Excess Parachute Payments. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement by any employee, officer or director of any of the Acquired Companies who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Set forth in Section 2.16.14 of the Disclosure Schedule is (A) the estimated maximum amount that could be paid to any disqualified individual as a result of the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, and (B) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement.

Section 2.16.15 International Boycotts. No Acquired Company has participated in or is participating in an international boycott within the meaning of Code Section 999.

Section 2.16.16 Surrogate Foreign Corporation. Neither of the Acquired Companies incorporated or otherwise formed outside the United States is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

Section 2.16.17 Incentives and Benefits. Section 2.16.17 of the Disclosure Schedule lists each tax or other incentive granted to or enjoyed by each of the Acquired Companies under the Laws of the State of Israel (the “Incentives”). Section 2.16.17 of the Disclosure Schedule details all material undertakings of the Acquired Companies given in connection with the Incentives. The Acquired Companies have complied, in all respects, with all requirements of Israeli Law to be entitled to claim all Incentives. To the Acquired Companies’ knowledge, consummation of the transactions contemplated by this Agreement will not adversely affect the continued qualification for the Incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, and no consent or approval of any Governmental Entity is required, prior to the consummation of the transactions contemplated by this Agreement in order to preserve the entitlement of either of the Acquired Companies to any such Incentive. Neither of the Acquired Companies is aware of any event or other set of circumstances that might lead to the revocation or material modification of any of the Incentives.

Section 2.16.18 Tax Repayments. All claims for Tax repayment or payments according to Section 37 (5) of the German Corporate Income Tax Act (Körperschaftsteuergesetz – “KStG”) shown on the balance sheet of the Company at December 31, 2006 are existing, true and will be honored.

Section 2.16.19 Tax Documentation. All Tax related documents (including electronically stored data), which are under any Tax law required to be available at the Company, including, but not limited to, all transfer pricing and related parties’ transaction documentation pursuant to Section 90 (3) of the German General Tax Act (Abgabenordnung), are available at the Company in a manner as required under, and in compliance in all material respects with, applicable Tax law.

Section 2.16.20 Business Operations. The business operations of the Acquired Companies in respect of Taxes have been conducted exclusively within the ordinary course of business and in accordance with prudent business practice and none of the Acquired Companies has undertaken business operations that could have caused Tax effects other than in the ordinary course of business or could have caused a distribution for Tax purposes (Ausschüttungen in offener oder verdeckter Form).

Section 2.16.21 No Tax Rulings. None of the Acquired Companies has received any binding ruling from any Governmental Entity or is subject to a written ruling from any Governmental Entity or has entered into any written and legally binding agreement relating to Tax or is currently under negotiations to enter into such agreements with any competent authority which would materially affect the situation with respect to Tax of any of the Acquired Companies in any time period after the date hereof.

Section 2.16.22 Intra-group Transactions. Any delivery of services or goods (Leistungsbeziehung) between the Companies and any other Acquired Company or any affiliate of an Acquired Company is made on the basis of written agreements which have been entered into prior to commencement of the relevant relationship and are at arm’s length.

Section 2.16.23 No Write-downs. The Company has not written down any of its assets to the lower going concern value (Teilwertabschreibung) and, to the knowledge of the Acquired Companies, there are no circumstances which would give rise to recover any of the write-downs disclosed in the Disclosure Schedule.

Section 2.16.24 German Thin Capitalization Rules. The Company has complied with German thin capitalization rules pursuant to Section 8a KStG and any debt financing taken out by the Company is not subject to any re-qualification pursuant to Section 8a KStG.

Section 2.16.25 Loss Carry-forwards. Any corporate income tax and trade tax loss carry forwards (körperschaft- und gewerbesteuerliche Verlustvorträge) of the Company may be utilized in accordance with Section 8 (4) KStG.

Section 2.16.26 No Tax Group. The Company is not and has never been part of a tax group (Organschaft).

Section 2.16.27 Former EK 02. There is no partial amount pursuant to Sections 36 (7), 38 (1) KStG comprising former EK 02 for the Company.

Section 2.17 Insurance. The Company has delivered to Purchaser certificates of insurance and summaries of all insurance policies relating to the business, assets and operations of the Acquired Companies. Each of such insurance policies is in full force and effect. Neither of the Acquired Companies has received any notice or other communication regarding any actual or possible (A) cancellation or invalidation of any insurance policy, (B) refusal of any coverage or rejection of any claim under any insurance policy or (C) adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of either of the Acquired Companies. The insurance policies maintained by the Acquired Companies insure in reasonably sufficient amounts against all risks usually insured against by persons operating similar businesses or properties of similar size in the localities where such businesses or properties are located, provides coverage as may be required by applicable Law and by any and all contracts to which the Acquired Companies or any of them is a party and has been issued by insurers of recognized responsibility.

Section 2.18 Title to Assets. Each of the respective Acquired Companies owns, and has good, valid and marketable title to, all tangible assets purported to be owned by it (the “Company Assets”). All of the Company Assets are owned by the respective Acquired Companies free and clear of any Encumbrances, except for any lien for current taxes not yet due and payable. The Company Assets (A) constitute all of the tangible assets necessary to operate the respective businesses of the Acquired Companies in the manner currently operated. Section 2.18 of the Disclosure Schedule identifies all tangible assets that are material to the business of the Acquired Companies and that are being leased to the Acquired Companies.

Section 2.19 Real Property; Equipment.

Section 2.19.1 Neither of the Acquired Companies owns any Real Property. Section 2.19 of the Disclosure Schedule identifies each parcel of real property leased, occupied or otherwise used by either of the Acquired Companies (the “Company Real Estate”). Each of the Acquired Companies has adequate rights of ingress and egress into any Company Real Estate and there are no facts known to either of the Acquired Companies that could materially and adversely affect the possession, use or occupancy of the Company Real Estate. To the knowledge of the Acquired Companies, all utilities serving the Company Real Estate are installed and operating and are sufficient to enable the Company Real Estate to continue to be used and operated consistent with past practices, and any so-called hook-up fees or other associated charges accrued to date have been fully paid. All Company Real Estate is leased free and clear of all Encumbrances, except for those identified in Section 2.19 of the Disclosure Schedule, and, to the knowledge of the Acquired Companies, no such property is subject to any order to be sold or condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor to the knowledge of the Acquired Companies is any such proceeding threatened. The Company has heretofore provided to Purchaser true, correct and complete copies of all leases, subleases and other agreements under which either of the Acquired Companies uses or occupies or has the right to use or occupy, now or in the future, any Real Property or Facility, including all modifications, amendments and supplements thereto.

Section 2.19.2 (A) Neither of the Acquired Companies has received any notice of a violation of any applicable zoning, planning, building and safety, subdivision, environmental impact or other regulation, ordinance or other Law or requirement relating to any of the Facilities or the construction, use or occupancy thereof, whether owned or leased (collectively, “Land Use Laws”) or any notice of any revocation or unwillingness to renew any of the Company Permits with respect to the Facilities required by Governmental Entities, and, to the knowledge of the Acquired Companies, as of the Agreement Date, there are no proposed changes in the Land Use Laws that could materially affect the operation of the businesses conducted by the Acquired Companies; (B) to the knowledge of the Acquired Companies, there are no violations of Land Use

Laws that could materially affect the operation of the respective businesses conducted by the Acquired Companies; and (C) to the knowledge of the Acquired Companies, there is no pending or threatened condemnation or similar proceeding affecting the Facilities or any portion thereof or pending public improvements in, about or outside the Facilities that might affect access to the Facilities nor, to the knowledge of the Acquired Companies, any claim, legal action or other proceeding of any kind including any action of a civil or criminal nature or any action or proceeding before any arbitration board or tribunal, pending or threatened against either of the Acquired Companies or affecting the Facilities which might materially affect the operation of the respective businesses conducted by the Acquired Companies.

Section 2.19.3 All items of equipment and other tangible assets owned by or leased to either of the Acquired Companies are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the respective businesses of the Acquired Companies in the manner in which such businesses are currently being conducted.

Section 2.20 Products; Services. Each product of the respective Acquired Companies conformed and complied in all material respects with the terms and requirements of any applicable warranty or other contract and with all applicable Laws. All services that have been performed by the respective Acquired Companies were performed properly and in substantial conformity with the terms and requirements of all applicable contracts and with all applicable Laws. No customer or other person has asserted or, to the knowledge of the Acquired Companies, threatened to assert any claim against either of the Acquired Companies (A) under or based upon any warranty provided by or on behalf of the Acquired Companies, (B) under or based upon any other warranty relating to any product of the Acquired Companies or (C) based upon any services performed by the Acquired Companies.

Section 2.21 Bank Accounts. Section 2.21 of the Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of either of the Acquired Companies at any bank or other financial institution.

Section 2.22 Related Party Transactions. No Related Party (A) has, or has had, any direct or indirect interest in any asset used in or otherwise relating to the business of either of the Acquired Companies; (B) is, or has been, indebted to either of the Acquired Companies; (C) has entered into, or has had any direct or indirect financial interest in, any contract, transaction or business dealing involving either of the Acquired Companies; (D) is competing, or has competed, directly or indirectly, with either of the Acquired Companies; and (E) has any claim or right against either of the Acquired Companies (other than rights under Company Options and rights to receive compensation for services performed as an employee or an independent contractor of either of the Acquired Companies). Each of the following shall be deemed to be a “Related Party”: (1) each individual who is, or who has been, an officer of either of the Acquired Companies; (2) each member of the immediate family of each of the individuals referred to in clause “(1)” above; and (3) any trust or other entity (other than the Company) in which any one of the individuals referred to in clauses “(1)”and “(2)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary or equity interest.

Section 2.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Share Purchase based upon arrangements made by or on behalf of either of the Acquired Companies.

Article 3.

Representations And Warranties Of Sellers

Each Seller, severally and not jointly, represents and warrants, to Purchaser as follows:

Section 3.1 Title to Shares. Such Seller has, and Purchaser will acquire at the Closing good and valid and unrestricted title to the Shares set forth on Exhibit A with respect to such Seller, free and clear of any Encumbrances. All of such Shares (a) have been duly authorized and validly issued, (b) are fully paid and non-assessable, (c) are not subject to any pending transfer or other disposal except as contemplated in this Agreement and (d) have been issued in full compliance with all applicable securities Laws and other applicable Laws.

Section 3.2 Authority; Binding Nature of Agreements. Such Seller has the absolute and unrestricted right, power and capacity to enter into and to perform such Seller’s obligations under each of this Agreement and each Ancillary Agreement to which such Seller is or may become a party. This Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms. Upon the execution of each of the other Ancillary Agreements at the Closing, each of such other agreements will constitute the legal, valid and binding obligation of such Seller who is a party thereto, and will be enforceable against such Seller in accordance with its terms.

Section 3.3 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement by such Seller, nor (2) the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement by such Seller, will (with or without notice or lapse of time):

Section 3.3.1.1 if such Seller is not an individual, contravene, conflict with or result in a violation of (i) any of the provisions of the charter or organizational documents of such Seller, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of such Seller;

Section 3.3.1.2 contravene, conflict with or result in a violation of any Law, or give any Governmental Entity or other person the right to challenge the Share Purchase or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any order, writ, injunction, judgment or decree to which such Seller is bound; or

Section 3.3.1.3 contravene, conflict with or result in a violation or breach of or a default under any provision of, or give any person the right to declare a default under, any Contract to which such Seller is a party or by which such Seller is bound.

Except as set forth in Section 3.3 of the Disclosure Schedule, such Seller neither was, is or will be required to make any filing with or give any notice to, or to obtain any consent or approval from, any person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement or (y) the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement.

Section 3.4 Financial Capability of Seller. Such Seller has the financial capability to comply with and perform all of such Seller’s indemnification obligations under this Agreement for claims based upon representations and warranties contained in Section 2.16 and Section 3.1 and claims based upon fraud or intentional misrepresentation to the extent such obligations cannot be satisfied by the Indemnification Escrow Fund.

Section 3.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Share Purchase based upon arrangements made by or on behalf of such Seller.

Article 4.

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Hungary, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Purchaser is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary.

Section 4.2 Authority. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by it. The execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or any such Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement and each Ancillary Agreement to which Purchaser is a party have been duly authorized and validly executed and delivered by Purchaser and constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their terms.

Section 4.3 No Conflict; Required Filings and Consents.

Section 4.3.1 The execution and delivery of this Agreement and each Ancillary Agreement to which Purchaser is a party do not, and the performance thereof by Purchaser will not, (A) conflict with or violate any provision of Purchaser’s organizational documents, (B) assuming that all consents, approvals, authorizations and permits described in Section 4.3.2 have been obtained and all filings and notifications described in Section 4.3.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Purchaser or any subsidiary of Purchaser (each a “Purchaser Subsidiary” and, collectively, the “Purchaser Subsidiaries”) or by which any property or asset of Purchaser or any Purchaser Subsidiary is bound or affected or (C) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Purchaser or any Purchaser Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, other instrument or obligation.

Section 4.3.2 The execution and delivery of this Agreement and each Ancillary Agreement to which Purchaser is a party do not, and the performance hereof and thereof by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other person, except pursuant to disclosure obligations under the Exchange Act and the rules and regulations of the Exchange, and the requirements of the Securities Act and any applicable Blue Sky Laws.

Se ction 4.4 Litigation. As of the date hereof, there is no pending Legal Proceeding, and no person has threatened to commence any Legal Proceeding: (A) that involves Purchaser; and (B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Share Purchase based upon arrangements made by or on behalf of Purchaser.

Article 5.

Covenants

Section 5.1 Conduct of Business by the Acquired Companies Pending the Closing. Between the date of this Agreement and the Closing (the “Pre-Closing Period”), except as set forth in Section 5.1 of the Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Purchaser shall otherwise agree in writing: the Company shall, and the Company shall cause Eyesquad Israel to, (A) conduct its operations only in the ordinary and usual course of business consistent with past practice, (B) use commercially reasonable efforts to maintain the Company Assets and properties in their current condition, and (C) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the respective Acquired Company and to preserve the current relationships of the respective Acquired Company with such of the customers, suppliers and other persons with which such Acquired Company has significant business relations as is reasonably necessary to preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Disclosure Schedule or as specifically permitted by any other provision of this Agreement, the Company shall not, and the Company shall cause Eyesquad Israel to not (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Acquired Companies), during the Pre-Closing Period, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Purchaser:

Section 5.1.1 amend or otherwise change the Organizational Documents of either of the Acquired Companies;

Section 5.1.2 (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or Encumbrance of any shares of Company Capital Stock or other Equity Interests in either of the Acquired Companies of any class, or securities convertible or exchangeable or exercisable for any shares of such Company Capital Stock or other Equity Interests of either of the Acquired Companies, or any options, warrants or other rights of any kind to acquire any shares of such Company Capital Stock or other Equity Interests of either of the Acquired Companies or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of either of the Acquired Companies, other than the issuance of shares of Company Capital Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or Encumbrance of, any material property or assets (including Intellectual Property Rights) of either of the Acquired Companies, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

Section 5.1.3 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to the Company Capital Stock or Equity Interests of Eyesquad Israel or enter into any agreement with respect to the voting of the Company Capital Stock or Equity Interests of Eyesquad Israel;

Section 5.1.4 reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company Capital Stock, other Equity Interests or other securities of either of the Acquired Companies;

Section 5.1.5 (A) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that is individually not in excess of US$5,000, or in the aggregate, not in excess of US$5,000, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, (C) enter into, terminate, cancel or request any change in, or agree to any change in, any Company Material Contract, or (D) make or authorize any capital expenditure in excess of the budget of the Acquired Companies as disclosed to Purchaser prior to the date hereof;

Section 5.1.6 except as may be required by applicable Law, contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 2.10 of the Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to the directors, officers, independent contractors or employees of either of the Acquired Companies; (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer, independent contractors or other employee of either of the Acquired Companies, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, independent contractors or employee, except in the ordinary course of business consistent with past practice; or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; provided, however, that the Acquired Companies shall be permitted to pay to the employees of the Acquired Companies bonuses as they deem appropriate; provided, that such bonuses and any related withholding taxes shall be reflected on the Closing Balance Sheet and shall not exceed US$310,000 in the aggregate.

Section 5.1.7 (A) pay, discharge or satisfy any claims or Liabilities, except in (i) the ordinary course of business, (ii) pursuant to contractual commitments of the Acquired Companies existing as of the date hereof, or (iii) as provided in Section 5.8, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) delay or accelerate payment of any account payable in advance of its due date or the date such Liability would have been paid in the ordinary course of business consistent with past practice;

Section 5.1.8 make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

Section 5.1.9 waive, release, assign, settle or compromise any claims, or any litigation or arbitration;

Section 5.1.10 make or change any election in respect of Taxes, amend any Tax Return, adopt or change any accounting method in respect of Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

Section 5.1.11 modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which either of the Acquired Companies is a party;

Section 5.1.12 write up, write down or write off the book value of any assets, except for depreciation and amortization in accordance with GAAP consistently applied;

Section 5.1.13 take any action to exempt or make not subject to any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Purchaser and any Purchaser Subsidiary) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

Section 5.1.14 affirmatively consent or agree to, or acquiesce in, any modification of any Land Use Laws or any approvals, licenses, permits or certificates required to operate the respective businesses conducted by either of the Acquired Companies;

Section 5.1.15 take any action that is intended or would reasonably be expected to result in any of the conditions to the Share Purchase set forth in Article 6 not being satisfied; or

Section 5.1.16 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2 Cooperation. The Company, each Seller and Purchaser shall coordinate and cooperate in connection with (A) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts, in connection with the consummation of the Share Purchase and (B) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such actions, consents, approvals or waivers.

Section 5.3 Access to Information; Confidentiality.

Section 5.3.1 Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which an Acquired Company is a party (which such person shall use its reasonable best efforts to cause the counterparty to waive), from the date of this Agreement to the Closing, the Company shall, and shall cause Eyesquad Israel and each of the Acquired Companies’ respective directors, officers, employees, independent contractors, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Company Representatives”) to: (A) provide to Purchaser and its officers, directors, employees, independent contractors, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Purchaser Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request.

Section 5.3.2 With respect to the information disclosed pursuant to Section 5.3.1, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidential Disclosure Agreement dated September 10, 2006, between the Company and Purchaser, as amended (the “Confidentiality Agreement”).

Section 5.4 No Solicitation of Transactions.

Section 5.4.1 During the Pre-Closing Period or the earlier termination of this Agreement pursuant to its terms, the Company shall not, and the Company shall cause Eyesquad Israel to not, directly or indirectly, take (and neither of the Acquired Companies shall authorize or permit the Company Representatives or, to the extent within either of the Acquired Companies’ control, other person to take) any action to (A) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal, (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Share Purchase or any other transaction contemplated by this Agreement (except pursuant to the terms of this Agreement) or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal.

Section 5.4.2 The Company shall, and the Company shall cause Eyesquad Israel to, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise Purchaser of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Purchaser a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing and shall keep Purchaser fully informed on a prompt basis with respect to any developments with respect to the foregoing.

Section 5.5 Appropriate Action; Consents; Filings.

Section 5.5.1 The Company, each Seller and Purchaser, as the case may be, shall use their reasonable best efforts, and the Company shall cause Eyesquad Israel to use its reasonable best efforts, to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and each Ancillary Agreement as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Purchaser or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated herein and therein, including the Share Purchase, and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and each Ancillary Agreement and the Share Purchase required under (y) the Exchange Act, and any other applicable federal or state securities Laws and (z) any other applicable Law; provided, that Purchaser, each Seller, and each of the Acquired Companies shall cooperate, to the extent permitted by Law, with each other in connection with the making of all such filings, including providing copies of all such documents to the other party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith and, provided, however, that nothing in this Section 5.5.1 shall require Purchaser to agree to (AA) the requirement of divestiture of assets or property or (BB) the requirement of expenditure of money in excess of US$2,000 by Purchaser or the Company to a third party in exchange for any such consent. Each of the Acquired Companies, each Seller and Purchaser shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement and each Ancillary Agreement. To the extent permitted by applicable Law, each party agrees to provide all other parties with notice of and opportunity to participate in any meetings with or presentations to any Governmental Entities about the transactions contemplated by this Agreement.

Section 5.5.2 The Company, each Seller and Purchaser shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, all reasonable best efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement and each Ancillary Agreement, (B) required to be disclosed in the Disclosure Schedule, (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Closing, or (D) otherwise referenced in Section 6.1.3 or Section 6.2.3. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.5.2, such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon either of the Acquired Companies and Purchaser, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Closing, from the failure to obtain such consent.

Section 5.5.3 During the Pre-Closing Period, the Company shall promptly notify Purchaser in writing of (i) any Company Material Adverse Effect and (ii) any pending or, to the knowledge of either of the Acquired Companies, threatened Legal Proceeding by any Governmental Entity or any other person (A) challenging or seeking material damages in connection with the Share Purchase or (B) seeking to restrain or prohibit the consummation of the Share Purchase or otherwise limit the right of Purchaser or any Purchaser Subsidiary to own or operate all or any portion of the businesses or assets of either of the Acquired Companies.

Section 5.6 Certain Notices. During the Pre-Closing Period, each party hereto shall promptly notify the other party hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to consummate the Share Purchase and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied or (B) the failure of the Company or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement which would reasonably be expected to result in any condition to the obligations of any party to consummate the Share Purchase and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.7 Public Announcements. During the Pre-Closing Period, unless required by applicable Law, (A) the Company shall not and the Company shall cause Eyesquad Israel to not (and neither of the Acquired Companies shall permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement or the Share Purchase, or regarding any of the other transactions contemplated by this Agreement, without Purchaser’s prior written consent, which consent (i) shall not be unreasonably withheld or delayed, (ii) shall be delivered within two Business Days and (iii) if not so delivered, shall constitute consent and (B) Purchaser shall not (and shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement or the

Share Purchase, or regarding any of the other transactions contemplated by this Agreement, without the Shareholders’ Agent’s prior written consent, which consent (i) shall not be unreasonably withheld or delayed, (ii) shall be delivered within two Business Days and (iii) if not so delivered, shall constitute consent. On and at all times during the Pre-Closing Period and after the Closing, except as required by applicable Law, each Seller shall keep confidential, and shall not use or disclose to any other person, any non-public document or other non-public information in such shareholder’s possession that relates to the business of either of the Acquired Companies or Purchaser.

Section 5.8 Payment of Certain Liabilities. During the Pre-Closing Period, the Company shall (A) extinguish all outstanding indebtedness of the Acquired Companies prior to the Closing, (B) cause all associated liens to be removed prior to the Closing, and (C) pay, or reserve on the Closing Balance Sheet, all of the Expenses incurred by the Acquired Companies in connection with the transactions contemplated by this Agreement.

Section 5.9 Waiver of Certain Rights by Sellers; Termination of Investment Agreements and Shareholders’ Agreement. (A) Each Seller hereby irrevocably waives any and all rights of first refusal or any similar rights it may have under the Company’s organizational documents or under any other instrument relating to the Company, which would apply in connection with the execution and performance of this Agreement and the Ancillary Agreements, (B) each Seller hereby agrees and acknowledge that each of: (i) the Investment Agreement entered into by and among David Mendlovic (on his behalf and on behalf of David Gasul, Gal Shabtay, Avi Domoshevizki and the Company) and Rolf Schneider-Gunther (acting on behalf of BayTech Venture Capital Verwaltungs-GmbH (acting on behalf of Baytech Venture Capital II GmbH & Co. KG)) dated January 5, 2006, (ii) the Investment Agreement entered into by and among David Mendlovic (on his behalf and on behalf of David Gasul, Gal Shabtay, Avi Domoshevizki and the Company), Jude Silvere Ngu Ewodo (acting on behalf of Baytech Venture Capital II GmbH & Co. KG) and Roberto Antonio de Saint-Malo Vallarino and Jesus Sainz Munoz (acting on behalf of Adara Venture Partners S.a.r.l. (acting on behalf of Adara Ventures SICAR)) dated February 22, 2006, and (iii) the Shareholders Agreement entered into by and among David Mendlovic, David Gasul, Gal Shabtay, Avi Domoshevizki and Baytech Venture Capital II GmbH & Co. KG dated January 5, 2006, that was amended and acceded by Adara Ventures SICAR on February 22, 2006, will be terminated and be of no further force and effect as of and subject to the Closing.

Section 5.10 Delivery of Share Transfer Closing Certificate. Immediately following the Closing, each Seller and the Company shall deliver to Purchaser, and Purchaser shall deliver to the Shareholders’ Agent, the closing certificate attached to the Share Transfer Agreement, duly executed by each such party.

Article 6.

Closing Conditions

Section 6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Share Purchase and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

Section 6.1.1 No Order. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Share Purchase or any other transactions contemplated in this Agreement or any Ancillary Agreement.

Section 6.1.2 Consents and Approvals. All consents, approvals and authorizations of any Governmental Entity set forth in Section 2.5.2 or Section 4.3.2 shall have been obtained, in each case, without (A) the requirement of divestiture by Purchaser of any assets or property or (B) the requirement of expenditure of money in excess of US$2,000 by either Purchaser or the Company to a third party in exchange for any such consent.

Section 6.1.3 Antitrust. Any applicable waiting periods, together with any extensions thereof, under the antitrust or competition Laws of any applicable jurisdiction shall have expired or been terminated.

Section 6.2 Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Share Purchase and the other transactions contemplated herein are also subject to the following conditions:

Section 6.2.1 Representations and Warranties.

Section 6.2.1.1 Each of the representations and warranties of the Company contained in this Agreement and each Ancillary Agreement that are qualified by materiality or Company Material Adverse Effect shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and all representations and warranties which are not so qualified shall be true and correct in all material respects (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all material respects as of such date).

Section 6.2.1.2 Each of the representations and warranties of Sellers contained in this Agreement and each Ancillary Agreement that are qualified by materiality or Company Material Adverse Effect shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and all representations and warranties which are not so qualified shall be true and correct in all material respects (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all material respects as of such date).

Section 6.2.2 Agreements and Covenants.

Section 6.2.2.1 The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Closing.

Section 6.2.2.2 Each Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Closing.

Section 6.2.3 Consents and Approvals. All consents, approvals and authorizations listed in Section 6.2.3 of the Disclosure Schedule shall have been obtained in each case, without (A) the requirement of divestiture of assets or property or (B) the requirement of expenditure of money in excess of US$2,000 by Purchaser to a third party in exchange for any such consent.

Section 6.2.4 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event that could reasonably be expected to prevent, interfere with, hinder or materially delay the consummation of the Share Purchase.

Section 6.2.5 Court Proceedings. No action or claim shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement, (B) cause any of the transactions contemplated by this Agreement or any Ancillary Agreement to be rescinded following consummation thereof or (C) affect adversely the right or powers of Purchaser to own, operate or control either of the Acquired Companies, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

Section 6.2.6 Execution of Agreement by All Holders. Purchaser shall have received evidence reasonably satisfactory to Purchaser that (a) this Agreement shall have been executed by each of the shareholders of the Company; (b) at the Closing, there shall be no outstanding right to acquire equity securities of the Company (other than the rights of Purchaser under this Agreement); and (c) as of the Closing, Purchaser shall own 100% of the outstanding equity securities of the Company.

Section 6.2.7 Certain Agreements. Purchaser shall have received the following agreements and documents, each of which shall be in full force and effect:

Section 6.2.7.1 Mendlovic Agreement in the form of Exhibit E, executed by David Mendlovic and Edison Labs Ltd. (the “Mendlovic Agreement”);

Section 6.2.7.2 Gasul Agreement in the form of Exhibit F, executed by David Gasul (the “Gasul Agreement”);

Section 6.2.7.3 Noncompetition Agreement in the form of Exhibit G-1, executed by each of the Persons identified on Exhibit G-2 (the “Noncompetition Agreement”);

Section 6.2.7.4 (i) Optionholder Waiver and Release Agreements in the form of Exhibit H-1, executed by each of the Persons identified on Exhibit H-1A; and (ii) Waiver and Release Agreements in the form of Exhibit H-2, executed by each of the Persons identified on Exhibit H-2A (the releases set forth in sub-sections (i) and (ii) of this Section 6.2.7.4 shall be referred to collectively as the “Releases”);

Section 6.2.7.5 an Escrow Agreement (the “Escrow Agreement”) substantially in the form of Exhibit I-1, executed by the Shareholders’ Agent and the Escrow Agent;

Section 6.2.7.6 an Employee Escrow Agreement (the “Employee Escrow Agreement”) substantially in the form of Exhibit I-2, executed by the Person identified on Exhibit C;

Section 6.2.7.7 a letter substantially in the form of Exhibit J, executed by David Mendlovic (the “Mendlovic Letter”);

Section 6.2.7.8 a statement (in such form as may be reasonably requested by counsel to Purchaser) conforming to the requirements of Section 1.897 – 2(h) of the United States Treasury Regulations, executed by the Company;

Section 6.2.7.9 legal opinions of P+P Pöllath + Partners, counsel to the Company, and Naschitz, Brandes & Co, Israeli counsel to the Company, dated as of the Closing Date, in the respective forms of Exhibit K-1 and K-2;

Section 6.2.7.10 an option agreement (the “Option Agreement”) substantially in the form of Exhibit L, executed by David Mendlovic;

Section 6.2.7.11 a certificate executed by the Company and containing the representation and warranty of the Company that each of the conditions set forth in Sections 6.2.1, 6.2.2 and 6.2.4 has been duly satisfied (the “Company Closing Certificate”);

Section 6.2.7.12 the Consideration Certificate, duly executed by the Shareholders’ Agent;

Section 6.2.7.13 the Share Transfer Agreement, duly executed by the Company, Baytech, Adara and David Mendlovic (or their respective attorneys in fact); and

Section 6.2.7.14 written resignations of all directors and officers of the Company, effective as of the Closing.

Section 6.3 Additional Conditions to Obligations of the Company and Sellers. The obligations of the Company and each Seller to consummate the Share Purchase and the other transactions contemplated herein are also subject to the following conditions:

Section 6.3.1 Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement and each Ancillary Agreement that are qualified by materiality or Purchaser Material Adverse Effect shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and all representations and warranties which are not so qualified shall be true and correct in all material respects (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all material respects as of such date).

Section 6.3.2 Agreements and Covenants. Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Closing.

Section 6.3.3 Certain Agreements. The Company shall have received the following agreements and documents, each of which shall be in full force and effect:

Section 6.3.3.1 a letter substantially in the form of Exhibit M, executed by Tessera Technologies, Inc. (the “RS Letter”);

Section 6.3.3.2 the Employee Escrow Agreement, executed by Purchaser;

Section 6.3.3.3 the Option Agreement, executed by Purchaser;

Section 6.3.3.4 the Mendlovic Agreement, executed by Purchaser or a Purchaser Subsidiary;

Section 6.3.3.5 the Gasul Agreement, executed by Purchaser or a Purchaser Subsidiary;

Section 6.3.3.6 the Escrow Agreement, executed by Purchaser and the Escrow Agent;

Section 6.3.3.7 the Share Transfer Agreement, executed by Purchaser (or its attorney in fact); and

Section 6.3.3.8 a certificate executed by Purchaser and containing the representation and warranty of Purchaser that each of the conditions set forth in Sections 6.3.1 and 6.3.2 has been duly satisfied (the “Purchaser Closing Certificate”).

Section 6.3.4 Court Proceedings. No action or claim shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or (B) cause any of the transactions contemplated by this Agreement or any Ancillary Agreement to be rescinded following consummation thereof.

Article 7.

Termination, Amendment and Waiver

Section 7.1 Termination. This Agreement may be terminated, and the Share Purchase contemplated hereby may be abandoned, at any time prior to the Closing, by action taken:

Section 7.1.1 by mutual written consent of Purchaser (by action of its Board of Directors) and the Company (by action of the Company’s shareholders);

Section 7.1.2 by either the Company or Purchaser if the Share Purchase shall not have been consummated prior to March 1, 2007; provided, however, that such date may, from time to time, be extended by Purchaser or the Company (by written notice thereof to the other party) up to and including April 15, 2007 in the event all conditions to consummate the Share Purchase other than those set forth in Section 6.1.1, Section 6.1.2 and Section 6.1.3 (the “Regulatory Conditions”) have been or are capable of being satisfied at the time of each such extension and the Regulatory Conditions have been or are reasonably capable of being satisfied on or prior to April 15, 2007; provided, further, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

Section 7.1.3 by either the Company or Purchaser if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this

Agreement or any Ancillary Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.5); or

Section 7.1.4 by Purchaser, if since the date of this Agreement, there shall have been any event, development or change of circumstance that constitutes or has had, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is not cured within 10 days after written notice thereof or if (1) there shall be a material breach of any covenant or agreement on the part of a party other than Purchaser set forth in this Agreement or any Ancillary Agreement, (2) any representation or warranty of a party other than Purchaser set forth in this Agreement or any Ancillary Agreement that is qualified as to materiality or Material Adverse Effect shall have become untrue or (3) any representation or warranty of a party other than Purchaser set forth in this Agreement or any Ancillary Agreement that is not so qualified shall have become untrue in any material respect, and such breach or misrepresentation is not cured within 10 days after written notice thereof and such breach or misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of any party to this Agreement or their respective subsidiaries, officers or directors except (A) with respect to Section 5.3.2, Section 5.7, this Section 7.2 and Article 10 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement or any Ancillary Agreement.

Section 7.3 Amendment. This Agreement may be amended by Purchaser (by action taken by its Board of Directors) and the Company (by action taken by the Company’s shareholders) at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by Purchaser, the Company and the Shareholders’ Agent.

Section 7.4 Waiver. At any time prior to the Closing, any party hereto may (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.5 Fees and Expenses. All Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that any Expenses payable by the Company, Sellers or Purchaser to a notary in connection with this Agreement and the transactions contemplated hereby shall be borne by Purchaser.

Article 8.

Tax Matters

Section 8.1 Transfer Taxes. All Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement shall be paid by the Indemnitors when due, and the Indemnitors shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Purchaser and the Acquired Companies shall cooperate fully, as and to the extent reasonably requested by the other party, in the preparation, execution and filing of, all Tax Returns, applications or other documents regarding any Transfer Taxes that become payable in connection with the transactions contemplated by this Agreement.

Section 8.2 Tax Indemnity. The Indemnitors shall indemnify, save and hold the Purchaser Indemnitees harmless from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (A) any Taxes of the Acquired Companies for any Pre-Closing Tax Period or any Pre-Closing Straddle Period, (B) all Transfer Taxes relating to the transactions contemplated by this Agreement and (C) the unpaid Taxes of any person (other than an Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by contract, or otherwise. With respect to any Straddle Period, (x) in the case of any real, personal and intangible property Taxes or other Taxes levied on a per diem basis (collectively, “Per Diem Taxes”), the amount of such Per Diem Taxes that relates to a Pre-Closing Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Pre-Closing Straddle Period and the denominator of which is the total number of calendar days in the Straddle Period, and (y) in the case of any Taxes other than the Per Diem Taxes, the amount of such Taxes that relates to a Pre-Closing Period shall be computed as if such Tax Period ended as of the end of the day on the Closing Date. Without limiting the generality of the foregoing, the Indemnitors shall not be required to indemnify, save or hold the Purchaser Indemnitees harmless from any Per Diem Taxes incurred during the Pre-Closing Tax Period caused by any action of Purchaser following the Closing.

Section 8.3 Responsibility for Filing Tax Returns. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Acquired Companies for all Pre-Closing Tax Periods that have not yet been filed as of the Closing. Each such Tax Return shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. At least 15 days prior to the date on which each such Tax Return is filed, Purchaser shall submit such Tax Return to the Shareholders’ Agent for review. Each Indemnitor’s share of Taxes with respect to any Straddle Period shall be his, her or its Pro Rata Share of such Taxes.

Section 8.4 Cooperation on Tax Matters. Purchaser, the Company and the Shareholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such action or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser, the Company and the Shareholders’ Agent agree (A) to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any Tax Period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Purchaser, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Entity, (B) to deliver or make available to Purchaser, within sixty (60) days after the Closing Date, copies of all such books and records, and (C) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser, the Company and the Shareholders’ Agent, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense. Purchaser and the Shareholders’ Agent further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 8.5 Tax Claims. If, subsequent to the Closing, any of Purchaser, the Company, or the Shareholders’ Agent receives notice of a claim by any Governmental Entity that, if successful, might result in an indemnity payment hereunder (a “Tax Claim”), then within 15 days after receipt of such notice, Purchaser, the Company or the Shareholders’ Agent, as the case may be, shall give written notice of such Tax Claim to the other parties. Purchaser shall have the right to control the conduct and resolution of such Tax Claim; provided, however, that Purchaser shall keep the Shareholders’ Agent informed of all developments on a timely basis and Purchaser shall not resolve such Tax Claim in a manner that could reasonably be expected to have an adverse impact on the Indemnitors’ indemnification obligations under this Agreement without the written consent of the Shareholders’ Agent, which shall not be unreasonably withheld. Each party shall bear its own costs incurred in participating in any proceeding relating to any Tax Claim.

Section 8.6 Periods of Limitations. Any claims of the Indemnitees against the Indemnitors governed by this Article 8 shall become time-barred (verjähren) six (6) months after the respective Tax assessment becoming final and binding (materiell bestandskräftiger Steuerbescheid).

Article 9.

Indemnification

Section 9.1 Survival.

Section 9.1.1 With the exception of representations and warranties contained in Section 3.1, which shall survive the Closing and shall expire on the expiration of the applicable statute of limitations period and Section 2.16, which shall survive the Closing and shall expire six (6) months after the respective Tax assessment becoming final and binding (materiell bestandskräftiger Steuerbescheid) (the “Applicable Period”), the representations and warranties made by the Company or Sellers in this Agreement shall survive the Closing and shall expire on the date that is eighteen months after the Closing Date; provided, however, that if, at any time prior to the Applicable Period or the date that is eighteen months after the Closing Date, as applicable, Purchaser (acting in good faith) delivers to the Shareholders’ Agent and to the Escrow Agent a written notice in accordance with the procedures set forth in the Escrow Agreement alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company or Sellers (and setting forth in reasonable detail the basis for an Indemnitee’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Applicable Period or the date that is eighteen months after the Closing Date, as applicable, until such time as such claim is fully and finally resolved in accordance with the procedures set forth in the Escrow Agreement. All covenants contained in this Agreement shall terminate as of the Closing except for such covenants that expressly provide for the performance thereunder after the Closing.

Section 9.1.2 The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by Purchaser or any of its Representatives, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, Purchaser or any of its Representatives (except for the information contained in this Agreement and in the Disclosure Schedule). For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in this Agreement.

Section 9.2 Indemnification.

Section 9.2.1 From and after the Closing, subject to Section 9.3 and the other limitations set forth in this Agreement, the shareholders of the Company and the holders of cancelled Company Options who shall have received, or shall be entitled to receive, a portion of the Aggregate Purchase Price pursuant to Section 1.4 (the “Indemnitors”), severally and not jointly, shall hold harmless and indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, any Damages that are suffered or incurred by any of the Purchaser Indemnitees or to which any of the Purchaser Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and that arise from or as a result of: (A) any inaccuracy in or breach of any representation or warranty made by the Company or any Seller set forth in this Agreement; (B) any breach of any covenant or obligation of the Company or any Seller (including the covenants set forth in Article 5) in or pursuant to this Agreement; or (C) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clause “(A),” or “(B),” above (including any Legal Proceeding commenced by any Purchaser Indemnitee for the purpose of enforcing any of its rights under this Article 9). Notwithstanding anything to the contrary in this Agreement and any Ancillary Agreement, only Purchaser shall be entitled to make indemnification claims under Articles 8 and 9 of this Agreement on behalf of itself and on behalf of any other Purchaser Indemnitee, and Purchaser shall cause each other Purchaser Indemnitee not to make indemnification claims against the Acquired Companies and any Indemnitor other than through Purchaser.

Section 9.2.2 The Indemnitors acknowledge and agree that, if either of the Acquired Companies suffers, incurs or otherwise becomes subject to any Damages following the Closing as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of either of the Acquired Companies as Purchaser Indemnitees) Purchaser shall also be deemed, by virtue of its ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

Section 9.2.3 From and after the Closing, subject to Section 9.3 and the other limitations set forth in this Agreement, Purchaser shall hold harmless and indemnify each of the Company Indemnitees from and against, and shall compensate and reimburse each of the Company Indemnitees for, any Damages that are suffered or incurred by any of the Company Indemnitees or to which any of the Company Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and that arise from or as a result of: (A) any inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement; (B) any breach of any covenant or obligation of Purchaser in or pursuant to this Agreement; or (C) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clause “(A)” or “(B)” above (including any Legal Proceeding commenced by any Company Indemnitee for the purpose of enforcing any of its rights under this Article 9).

Section 9.3 Limitations. Notwithstanding anything set forth herein, following the Closing no party to this Agreement shall be liable to the other under this Article 9 for any Damages until the aggregate amount due to the party being indemnified exceeds an aggregate of One Hundred Fifty Thousand Dollars (US$150,000) (the “Limitation”). If the total amount of such Damages exceeds the Limitation, then the party being indemnified shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages (and not merely the portion of such Damages exceeding the Limitation). Except in the case of fraud, intentional misrepresentation or breaches of representations and warranties contained in Section 2.16 and Section 3.1 of this Agreement, in no event shall the Indemnitors be liable to the Purchaser Indemnitees in an amount exceeding, with respect to each Indemnitor, its Pro Rata Share of the Indemnification Escrow Fund. In the case of fraud or intentional misrepresentation or breaches of representations and warranties contained in Section 2.16 and Section 3.1 of this Agreement, in no event shall the Indemnitors be liable to the Purchaser Indemnitees in an amount exceeding, with respect to each Indemnitor, its Pro Rata Share of the Aggregate Purchase Price

received by such Indemnitor. In the event of a breach of representations or warranties contained in Section 3.1, an Indemnitor shall only be liable for its own breach. For the purpose of this Section 9.3 and Section 9.5, a misrepresentation shall be deemed to be intentional or fraudulent only with respect to that Indemnitor who had knowledge of or intent with respect to such misrepresentation. Except in the case of fraud or intentional misrepresentation, in no event shall Purchaser be liable to the Company Indemnitees after the Closing in an amount exceeding the Indemnification Escrow Fund.

Section 9.4 Third Party Claims. If a claim for Damages (a “Claim”) is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall, subject to Section 9.1, give written notice (a “Claim Notice”) to the indemnifying party as provided in the Indemnification Escrow Agreement. If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons). After such notice, the indemnifying party shall be entitled, if it so elects, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled to separate counsel of its own choosing, and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld. If the indemnifying party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Claim Notice, the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim; provided, however, that such Claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. In the event the indemnified party assumes the defense of the claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement. If the indemnified party so proceeds with the defense of any such claim or Legal Proceeding:

Section 9.4.1 all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the indemnifying party; and

Section 9.4.2 the indemnifying party shall make available to the indemnified party any documents and materials in his possession or control that may be necessary to the defense of such claim or Legal Proceeding.

Purchaser shall give the Shareholders’ Agent prompt notice of the commencement of any such Legal Proceeding against Purchaser or either of the Acquired Companies and Shareholders’ Agent shall give the Purchaser prompt notice of the commencement of any such Legal Proceeding against Shareholders’ Agent or any Seller as provided herein and in the Indemnification Escrow Agreement. Without limiting the generality of the foregoing, any Tax Claims shall be governed exclusively by Section 8.5.

Section 9.5 Exclusivity of Indemnification Remedies. With the exception of claims based upon representations and warranties contained in Section 2.16 and Section 3.1 and claims based upon fraud or intentional misrepresentation, from and after the Closing Date, recourse of the Purchaser Indemnitees to the Indemnification Escrow Fund pursuant to this Agreement and the Indemnification Escrow Agreement shall be the sole and exclusive remedy of the Purchaser Indemnitees for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby and thereby.

Section 9.6 Insurance Proceeds. The amount of any and all Damages for which any Purchaser Indemnitee is provided under this Agreement shall be net of any insurance proceeds actually received by such Purchaser Indemnitee under third party insurance policies relating to such Damages. With respect to insurance policies put in place and paid for by the Acquired Companies prior to Closing and that are effective as of the Closing, at the specific request of the Shareholders’ Agent, if such policy would reasonably be expected to cover the losses related to the applicable indemnification claim, Purchaser shall, or shall cause the relevant Acquired Company to, make a claim under the specified insurance policy with respect to any matter for which indemnification is sought under this Agreement and to take commercially reasonable, good faith actions to pursue the payment of such claim.

Section 9.8 Release. Each Seller acknowledges that it, he or she neither has nor ever shall have any claim against the Company or any of its affiliates as a result of the representations and warranties made by the Company or the covenants of the Company or as a result of a breach thereof and, after the Closing, the Company shall not be obligated to indemnify Purchaser for any breach of representations, warranties or covenants of the Company.

Article 10.

General Provisions

Section 10.1 Appointment of Shareholders’ Agent.

Section 10.1.1 The Indemnitors hereby irrevocably appoint Sharon A. Amir as their agent for purposes of this Agreement, and Sharon A. Amir hereby accepts his appointment as the Shareholders’ Agent. Purchaser shall be entitled to deal exclusively with the Shareholders’ Agent on all matters relating to this Agreement (including any amendments hereto) and the Indemnification Escrow Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Indemnitor by the Shareholders’ Agent, and on any other action taken or purported to be taken on behalf of any Indemnitor by the Shareholders’ Agent, as fully binding upon such Indemnitor. If the Shareholders’ Agent shall die, become disable or otherwise be unable to fulfill his responsibilities as agent of the Indemnitors, then the Indemnitors shall, within ten days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Purchaser of the identity of such successor. Any such successor shall become the “Shareholders’ Agent” for purposes of this Agreement. If for any reason there is no Shareholders’ Agent at any time, all references herein to the Shareholders’ Agent shall be deemed to refer to the Indemnitors. The Shareholders’ Agent shall not be responsible for any act done or omitted thereunder as Shareholders’ Agent while acting in good faith and in the exercise of reasonable judgment. The Indemnitors shall jointly and severally indemnify the Shareholders’ Agent and hold the Shareholders’ Agent harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Shareholders’ Agent and arising out of or in connection with the acceptance or administration of the duties of the Shareholders’ Agent hereunder, including the reasonable fees and expenses of any legal counsel or other professional retained by the Shareholders’ Agent.

Section 10.1.2 All notices to be sent to any Indemnitor pursuant to this Agreement or any other agreement contemplated hereby or delivered in connection herewith may be addressed to the Shareholders’ Agent and any notice so sent or delivered shall be deemed proper and sufficient notice to each Indemnitor hereunder. The Indemnitors hereby consent and agree that the Shareholders’ Agent is authorized to accept and deliver notice on behalf of each Indemnitor pursuant hereto and pursuant to all other agreements contemplated hereby or delivered in connection herewith and to deliver waivers and consents on behalf of each Indemnitor.

Section 10.1.3 The Shareholders’ Agent is hereby appointed and constituted the true and lawful attorney-in-fact of each Indemnitor with full power in his, her, or its name and on his, her, or its behalf to act according to the terms of this Agreement and the Escrow Agreement and all other agreements contemplated hereby or thereby or delivered in connection herewith or therewith in the absolute discretion of the Shareholders’ Agent, and in general to do all things and to perform all acts including amending this Agreement or the Escrow Agreement and executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable in connection with this Agreement or the Escrow Agreement. This power of attorney and all authority hereby conferred is granted subject to the interest of the other Indemnitors hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and coupled with an interest and shall not be terminated by any act of any Indemnitor or by operation of law, whether by death or other event. Purchaser shall have no Liability with respect to any action taken or not taken by the Shareholders’ Agent.

Section 10.1.4 In furtherance of its role, the Shareholders’ Agent shall be entitled to incur such reasonable costs and expenses as the Shareholders’ Agent may deem appropriate under the circumstances, which expenses may include, but shall not be limited to, hiring attorneys, accountants, appraisers, and other professional advisors. The Shareholders’ Agent shall be entitled to be reimbursed for, or to obtain amounts required to pay, its reasonable, documented, out-of-pocket fees and expenses up to US$50,000 from the amounts in the Indemnification Escrow Fund upon presentation of an itemized statement of such fees and expenses to the Escrow Agent. The Shareholders’ Agent shall not be paid a fee for its services.

Section 10.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to Purchaser, addressed to it at:

Tessera Technologies Hungary Holding Limited Liability Company Wesselenyi u. 16., 1077 Budapest Hungary Attention: Julia Varga Fax:: +36(06) 1 461 31 50

with mandated copies to:

Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Tel: (650) 328-6500 Fax: (650) 463-2600 Attention: Robert A. Koenig, Esq.

If to the Company, addressed to it at:

Eyesquad GmbH 6A Habarzel St. Tel-Aviv 69710, Israel Attention: David Mendlovic Fax: (972) 3-648-6007

with a mandated copy to:

Naschitz Brandes & Co. 5 Tuval Street Tel Aviv 67897, Israel Attention: Sharon A. Amir Fax: (972) 3-623-5106

If to the Shareholders’ Agent, addressed to it at:

Naschitz Brandes & Co. 5 Tuval Street Tel Aviv 67897, Israel Attention: Sharon A. Amir Fax: (972) 3-623-5106

If to a Seller, addressed to it at the address listed on the signature page hereto

Section 10.3 Certain Definitions. For purposes of this Agreement, the term:

“Acquired Companies” means the Company and Eyesquad Israel.

“Acquisition Proposal” means any offer or proposal concerning any (A) merger, consolidation, business combination, or similar transaction involving either of the Acquired Companies, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of either of the Acquired Companies representing 20% or more of the assets of either of the Acquired Companies, (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of either of the Acquired Companies or (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of either of the Acquired Companies or (E) any combination of the foregoing (other than the Share Purchase).

“Adara” means Adara Ventures SICAR.

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Exercise Price” means Euro 469,856, which is the aggregate of the exercise prices of Company Options issued and outstanding as of immediately prior to the Closing, denominated in U.S. Dollars on the basis of the exchange rate of the Euro at 12:00 p.m. on the third Business Day prior to the Closing Date.

“Ancillary Agreements” means the Escrow Agreement, the Employee Escrow Agreement, the Gasul Agreement, the Mendlovic Agreement, the Purchaser Closing Certificate, the Company Closing Certificate, the Noncompetition Agreement, the Releases, the Mendlovic Letter, the RS Letter, the Option Agreement, the Share Transfer Agreement and the Consideration Certificate.

“BayTech” means BayTech Venture Capital II GmbH & Co. KG.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means federal or state securities or “blue sky” laws.

“Business Day” means any day other than a day on which the Securities and Exchange Commission shall be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” shall mean, except for employment and consulting agreements entered into by an Acquired Company and for benefits provided by applicable Law, each arrangement or policy and each plan, arrangement, program, practice, understanding, agreement or commitment (whether written or oral) providing for benefits, compensation, contributions to severance and/or study funds, retention payments, bonuses, fees, profit-sharing, stock option, stock purchase or other stock related rights or other forms of incentive or deferred compensation, change in control benefits, vacation benefits, insurance coverage, health or medical benefits, employee assistance programs, workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, pension benefits, life, health, disability or accident benefits, severance benefits and post-employment or retirement benefits that is entered into, maintained, administered or contributed to, or required to be contributed to, by the Company or any of its subsidiaries and under which any current or former employee, director, officer or consultant (or to any dependent or beneficiary thereof) of the Company or its subsidiaries has accrued any benefit or right whatsoever or under which the Company or any of its subsidiaries has incurred or may incur any Liability, including any stock option plan applicable to the employees of Eyesquad Israel.

“Company Indemnitees” means the following persons: (A) the Acquired Companies; (B) the Sellers and the Shareholders’ Agent, (C) the current and future affiliates of the persons referred to in clauses “(A)” and “(B)” above; (D) the respective Representatives of the persons referred to in clauses “(A)” and “(B)” above; and (D) the respective successors and assigns of the persons referred to in clauses “(A)”, “(B)”, “(C)” and “(D)” above; provided, however, that the Purchaser Indemnitees shall not be deemed to be “Company Indemnitees.”

“Company Material Adverse Effect” means any change affecting, or condition having an effect on, the Acquired Companies that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition or results of operations of the Acquired Companies, taken together as a whole, except any such effect or change resulting from or arising in connection with (i) this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, with the exception of effects or changes relating to employees, consultants or independent contractors of the Acquired Companies, (ii) changes or conditions affecting the industry in which the Acquired Companies operate in general, and not specifically relating to the Acquired Companies, or (iii) changes in economic or political conditions in general.

“Consideration Certificate” shall mean the exhibit prepared and delivered by the Company to Purchaser at Closing that sets forth, for each holder of Company Capital Stock and each holder of Company Options, such person’s allocation of the Aggregate Purchase Price and such person’s allocation of the Indemnification Escrow Fund.

“contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Damages” shall include any loss, damage, injury, decline in value, Liability, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ and accountants’ fees), charge, cost (including costs of investigation and defense and settlement costs) or expense of any nature.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Laws” means any and all federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable herefore.

“Exchange” means the Nasdaq Stock Market (including the Nasdaq National Market, Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market and Nasdaq Small Cap Market).

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including all matters related to the transactions contemplated hereto.

“Facilities” means all offices, warehouses, administration buildings, other facilities and all Real Property and related facilities owned or leased by the Company.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity.

“Government Contract” shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority or other persons appointed directly or indirectly by a governmental authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (A) any petroleum, petroleum products, byproducts, derivatives or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“Indemnification Escrow Fund” means the escrow fund in which the Indemnification Escrow Amount shall be maintained for the purposes of satisfying claims brought pursuant to Article 9 for the periods of time and in accordance with the terms set forth in the Escrow Agreement.

“Intellectual Property Rights” means all (A) United States and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications; (B) United States and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (C) United States and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof; (D) United States and foreign mask work rights and registrations and applications for registration thereof; (E) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the Laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration herefore; (F) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material or other similar information); (G) URL and domain name registrations; (H) inventions (whether or not patentable) and improvements thereto; (I) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing and (J) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“knowledge” or “aware of” will be deemed to be present when the matter in question was actually known after reasonable inquiry: (i) with respect to the Company—to any of David Mendlovic, David Gasul, Gal Shabtay, Jude Ngu’Ewodo or Tzlil Peker, (ii) with respect to the Purchaser – to any of John Keating or Taraneh Maghame.

“Law” means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, binding custom or arbitration award or finding.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, employment law, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” shall mean any debt, obligation, duty or liability of any nature, regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and any regulations, orders, rules or procedures promulgated thereunder.

“person” or “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Straddle Period” means that portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date.

“Purchaser Indemnitees” means the following persons: (A) Purchaser; (B) Purchaser’s current and future affiliates; (C) the respective Representatives of the persons referred to in clauses “(A)” and “(B)” above; and (D) the respective successors and assigns of the persons referred to in clauses “(A)”, “(B)” and “(C)” above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.”

“Purchaser Material Adverse Effect” means any change affecting, or condition having an effect on, Purchaser and the Purchaser Subsidiaries that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition or results of operations of Purchaser and the Purchaser Subsidiaries, taken as a whole, other than any change or condition relating to the economy in general, or the industries in which Purchaser operates in general, and not specifically relating to Purchaser.

“Real Property” means (A) all parcels and tracts of land in which either of the Acquired Companies has an ownership interest, (B) any buildings, structures, fixtures and improvements located on such land, including those under construction and (C) all privileges, rights, easements, hereditaments and appurtenances belonging to or for the benefit of the land referred to in clause “(A).”

“Representatives” means the Company Representatives or Purchaser Representatives, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons and forms, and all versions, updates, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations related thereto.

“Straddle Period” means any Tax Period beginning prior to the Closing Date and ending after the Closing Date.

“subsidiary” or “subsidiaries” of Purchaser, the Company, or any other person means any corporation, partnership, joint venture or other legal entity of which Purchaser, the Company, or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, national health insurance, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax, escheat liabilities and license, registration and documentation fees.

“Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Regulations” means all legislation with respect to Taxes as well as any applicable regulation or other official pronouncement of the applicable rules in a country having taxing jurisdiction over the Company, as well as any international treaty (including directives, regulations or other applicable treaties in the relevant country), and any other binding authority applicable in a taxing jurisdiction.

“Tax Returns” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof, and including any self-assessment return (Anmeldung).

“Technology” means tangible embodiments of the Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, test vectors, intellectual property cores, net lists, photomasks, databases, lab notebooks, processes, prototypes, samples, studies or other know-how and other works of authorship.

“Transaction Expenses Credit” means an amount equal to $725,000; provided, however, that if the Closing occurs after January 31, 2007, such amount shall be increased by US$35,000 for each one-week period between February 1, 2007 and the Closing Date.

“Transfer Taxes” means transfer, documentary, sales and use, stamp, withholding or other similar Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement, including real estate transfer tax (Grunderwerbsteuer) and value added tax (Umsatzsteuer).

Section 10.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Adara Preference Amount”	Section 1.4.2.1

“Aggregate Purchase Price”	Section 2.1.4.2

“Agreement”	Preamble

“BayTech Preference Amount”	Section 1.4.2.3

“Closing”	Section 1.3

“Closing Date”	Section 1.3

“Closing Balance Sheet”	Section 1.7.1.2

“Company”	Preamble

“Company Assets”	Section 2.18.1

“Company Benefit Plan”	Section 2.10.1

“Company Board”	Section 1.6.1

“Company Capital Stock”	Recitals

“Company Closing Certificate”	Section 6.2.7.8

“Company Material Contract”	Section 2.12

“Company Options”	Section 1.6.1

“Company Permits”	Section 2.6

“Company Real Estate”	Section 2.19.1

“Company Representatives”	Section 5.3.1

“Company Stock Option Plans”	Section 1.6.1

“Confidentiality Agreement”	Section 5.3.2

“Disclosure Schedule”	Article 2

“Dispute Notice”	Section 1.7.1.3.1

“Disputing Party”	Section 8.6.1

“Employee Escrow Agreement”	Section 6.2.7.5

“Employee Holdback Amount”	Section 1.4.1.2

“Eyesquad Israel”	Section 2.1.1

“Escrow Agreement”	Section 6.2.7.4

“Estimated Closing Balance Sheet”	Section 1.7.1.1

“Expert Calculations”	Section 1.7.1.3.3

“Fully Diluted Number”	Section 1.4.2.4

“Gasul Agreement”	Section 6.2.7.1

“Incentives”	Section 2.16.17

“Indemnitors”	Section 9.2.1

“Indemnification Escrow Amount”	Section 1.4.2.5

“Israeli Board”	Section 2.1.3

“Land Use Laws”	Section 2.19.2

“Mendlovic Agreement”	Section 6.2.7.2

“Net Assets”	Section 1.7.1.1

“Noncompetition Agreement”	Section 6.2.7.2

“Option Payment”	Section 1.6.1

“Organizational Documents”	Section 2.2

“Per Diem Taxes”	Section 8.2

“Per Share Consideration”	Section 1.4.2.6

“Pre-Closing Period”	Section 5.1

“Purchaser”	Preamble

“Purchaser Closing Certificate”	Section 6.3.3.3

“Purchaser Representatives”	Section 5.4.1

“Purchaser Subsidiary”	Section 4.3.1

“Preference Amount”	Section 1.4.2.7

“Pro Rata Share”	Section 1.4.2.8

“Purchaser”	Preamble

“Receiving Party”	Section 8.6.1

“Reference Balance Sheet”	Section 1.7.1.1

“Regulatory Conditions”	Section 7.1.2

“Related Party”	Section 2.23

“Releases”	Section 6.2.7.3

“Review Period”	Section 1.7.1.3.1

“Sellers”	Preamble

“Shares”	Recitals

“Shareholder Consideration”	Section 1.4.2.9

“Shareholders’ Agent”	Preamble

“Tax Claim”	Section 8.5

“Tax Dispute Notice”	Section 8.6.1

Section 10.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.7 Entire Agreement. This Agreement (together with the Exhibits and Disclosure Schedules and the other documents delivered pursuant hereto), each Ancillary Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 10.8 Assignment. This Agreement shall not be assigned by operation of Law or otherwise; provided, however, that Purchaser may freely assign (i) its rights under this Agreement to any affiliate or other subsidiary, provided that Purchaser shall nevertheless remain liable, jointly and severally, with such assignee, for the full payments due hereunder; and (ii) any or all of its rights under this Agreement (including its indemnification rights), in whole or in part, to any other person in connection with a change of control of Purchaser or a sale of substantially all of the assets of parent without obtaining the consent or approval of any other party hereto or of any other person.

Section 10.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and, except for the benefit of holders of cancelled Company Options with respect to their rights under this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 10.10.1 This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of Laws principles, except that the transfer of Shares shall be governed by German law.

Section 10.10.2 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of: (i) if the claim is brought by the Shareholder’s Agent or by any of the Acquired Companies (prior to the Closing)—any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, and (ii) if the claim is brought by Purchaser or any of its Representatives – the applicable court in Tel Aviv, Israel, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such applicable court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such applicable court, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such applicable court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 10.10.3 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.3.

Section 10.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.12 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein that are defined in GAAP have the meanings ascribed to them therein. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof, and no rule of strict construction will be applied against any party hereto. Each Disclosure Schedule, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Any exception or qualification set forth in a particular section of any Disclosure Schedule with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to all other applicable representations and warranties contained in this Agreement if, based on the language of such disclosure, such exception or qualification should reasonably apply as a disclosure in other sections of such Disclosure Schedule, as applicable. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. References to the “other party” or “either party” will be deemed to refer to Purchaser, on the other hand, and the Company and Sellers, on the other hand.

Section 10.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States and the State of Israel or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

IN WITNESS WHEREOF, Purchaser, the Company, each Seller and the Shareholders’ Agent have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TESSERA TECHNOLOGIES HUNGARY HOLDING LIMITED LIABILITY COMPANY

By:	/s/ Julia Varga
Name:	Julia Varga
Title:	Managing Director

EYESQUAD GMBH

By:	/s/ David Mendlovic
Name:	David Mendlovic
Title:	Managing Director

SHAREHOLDERS’ AGENT

/s/ Sharon A. Amir
Sharon A. Amir

SELLERS

BAYTECH VENTURE CAPITAL II GMBH &CO. KG

By:	/s/ Jude Ngu’Ewodo
Name:	Jude Ngu’Ewodo
Title:	General Partner

ADARA VENTURES SICAR

By:	/s/ Roberto Saint Malo
Name:	Roberto Saint Malo
Title:	Director

/s/ David Mendlovic
David Mendlovic

/s/ David Gasul
David Gasul

/s/ Gal Shatbay
Gal Shabtay

/s/ Avi Domoshevizki
Avi Domoshevizki

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